As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-112176

PROSPECTUS

CROWN CASTLE INTERNATIONAL CORP.

Offer to Exchange

Up to $300,000,000 Principal Amount Outstanding 7.5% Senior Notes due 2013	Up to $300,000,000 Principal Amount Outstanding 7.5% Series B Senior Notes due 2013

For	For

A Like Principal Amount of Registered 7.5% Senior Notes due 2013	A Like Principal Amount of Registered 7.5% Series B Senior Notes due 2013

The new 7.5% Senior Notes due 2013 and new 7.5% Series B Senior Notes due 2013 (collectively the “new notes”) will be free of the transfer restrictions that apply to our outstanding, unregistered 7.5% Senior Notes due 2013 and 7.5% Series B Senior Notes due 2013 that you currently hold (collectively the “old notes”), but will otherwise have substantially the same terms as the outstanding old notes. This offer will expire at 5:00 p.m., New York City time, on March 8, 2004, unless we extend it. The new notes will not trade on any established exchange.

See “Risk Factors” beginning on page 8 to read about important factors you should consider in connection with this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 6, 2004.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and accordingly file annual, quarterly and special reports, proxy statements and other information with the SEC. Members of the public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information on the operation of this public reference facility may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains materials we file electronically with the SEC. Our SEC filings are also available at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005 and on our website at http://www.crowncastle.com. The information on our website is not a part of, or incorporated by reference in, this prospectus.

This prospectus incorporates by reference important business and financial information about us that is not otherwise included in this document. The following documents filed by us with the SEC are incorporated herein by reference and shall be deemed to be a part hereof:

1.	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 26, 2003;

2.	our Proxy Statement on Schedule 14A, filed on April 16, 2003;

3.	our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, filed on May 13, 2003;

4.	our Quarterly Report on Form 10-Q for the three months ended June 30, 2003, filed on August 12, 2003;

5.	our Quarterly Report on Form 10-Q for the three months ended September 30, 2003, filed on November 12, 2003; and

6.	our Current Reports on Form 8-K filed on January 8, 2003, March 31, 2003, May 6, 2003, October 10, 2003, November 19, 2003, December 5, 2003, January 6, 2004 and January 12, 2004.

Current Reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished under Item 9 or 12 of Form 8-K are not incorporated herein by reference.

All documents and reports filed by us with the SEC (other than Current Reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished pursuant to Item 9 or 12 of Form 8-K, unless otherwise indicated therein) pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of this offering shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

We will provide, without charge to each person, including any beneficial owner, to whom this document is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this document. Requests for such documents should be submitted in writing, addressed to:

Crown Castle International Corp.

510 Bering Drive

Suite 500

Houston, TX 77057

Attention: Corporate Secretary

Telephone: (713) 570-3000

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FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference certain statements which may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management’s beliefs, and assumptions made by management. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of us. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference herein. It may not contain all the information that is important to you. You should read this entire prospectus and the information incorporated by reference herein carefully. In this prospectus, unless the context otherwise requires, (i) the term “notes” refers to both the old notes that are the subject of this exchange offer and the new notes that will be issued in exchange for the old notes in the exchange offer, (ii) the term “senior notes” refers to the 7.5% Senior Notes due 2013, and (iii) the term “series B senior notes” refers to the 7.5% Series B Senior Notes due 2013.

The Company

We own, operate and lease towers, including co-locatable rooftop sites, and transmission networks for wireless communications and broadcast transmission companies. We engage in such activities through a variety of structures, including subleasing and management arrangements. We own, operate and manage over 15,500 wireless communication sites in the United States, the United Kingdom and Australia. Our customers currently include many of the world’s major wireless communications and broadcast companies, including Verizon, Cingular, Nextel, T-Mobile, Sprint PCS, AT&T Wireless, SingTel Optus, Vodafone, O2, Hutchison 3G UK Limited, Orange, British Sky Broadcasting Group plc, National Transcommunications Limited and the British Broadcasting Corporation.

Our main businesses are leasing, including via licensing, antenna space on wireless and broadcast towers that can accommodate multiple tenants and operating analog and digital broadcast transmission networks and wireless networks. A key component of our strategy is to promote sharing of wireless towers and broadcast transmission infrastructure. We also provide certain network services relating to tower or other wireless infrastructure for our customers, including project management of antenna installations.

Our principal executive offices are located at 510 Bering Drive, Suite 500, Houston, Texas 77057, and our telephone number is (713) 570-3000.

Recent Developments

Our credit facility

On October 10, 2003, we entered into an amendment of our principal U.S. credit facility. The amended credit agreement consists of two term loan facilities and a revolving line of credit aggregating $1,642.5 million. After the closing of the amended credit agreement, the Term A loan had a balance of $192.5 million, the Term B loan had a balance of $1,100.0 million, and there were no amounts drawn under the $350.0 million revolving line of credit. The amount of available borrowings, including amounts actually borrowed, have decreased or will decrease by stated amounts at the end of each calendar quarter beginning on (1) December 31, 2003 for the Term B loan and the revolving line of credit and (2) June 30, 2004 for the Term A loan. Any remaining borrowings under the Term A loan and the revolving line of credit must be repaid on September 15, 2007. Any remaining borrowings under the Term B loan must be repaid on September 30, 2010.

Upon the closing of the amended credit agreement, we received $702.0 million in gross proceeds from the increased Term B loan. We utilized (1) $100.0 million of such proceeds to reduce the outstanding borrowings under the Term A loan and (2) $59.0 million of such proceeds to repay the remaining amounts borrowed under our U.K. credit facility, including accrued interest and fees. In addition, on November 10, 2003, we used approximately $248.3 million of such proceeds to redeem our U.K. subsidiaries’ 9% Guaranteed Bonds, including accrued interest and redemption premiums. The remaining proceeds from the increased Term B loan are being used for general corporate purposes, including the purchase or redemption of certain of our public debt securities and our 12 3/4% Senior Exchangeable Preferred Stock. In connection with the amendment of our credit facility and the retirement of our U.K. indebtedness, we designated our U.K. subsidiaries as restricted subsidiaries for purposes of our amended credit agreement as well as under our bond indentures.

Purchases of our debt securities

In October 2003, we purchased debt securities with an aggregate principal amount and carrying value of approximately $18.2 million in open market transactions. We utilized approximately $20.1 million of our cash to effect these debt purchases. The debt purchases resulted in losses of approximately $2.4 million which will be included in interest and other income (expense) on our consolidated statement of operations for the fourth quarter of 2003.

Redeemable preferred stock

In October 2003, we purchased 1,000 shares of our 12 3/4% Senior Exchangeable Preferred Stock in an open market transaction. Such shares of preferred stock had an aggregate redemption amount and carrying value of $1.0 million. We utilized approximately $1.1 million of our cash to effect this preferred stock purchase. The preferred stock purchase resulted in a loss of $0.1 million.

On October 28, 2003, we issued a notice of redemption for the remaining outstanding shares of our 12 3/4% Senior Exchangeable Preferred Stock. On December 15, 2003, such shares were redeemed at a price of 106.375% of the liquidation preference. On the redemption date, such redeemed shares had an aggregate redemption and liquidation value of approximately $47.0 million. We utilized approximately $50.0 million of our cash to effect this redemption. The redemption resulted in a loss of approximately $3.0 million.

Issuance of our 7.5% Senior Notes due 2013 and 7.5% Series B Senior Notes due 2013

We issued $300.0 million aggregate principal amount of our 7.5% Senior Notes due 2013 on December 2, 2003, and $300.0 million aggregate principal amount of our 7.5% Series B Senior Notes due 2013 on December 11, 2003.

Tender offer for our 10 3/8% Senior Discount Notes due 2011 and 11 1/4% Senior Discount Notes due 2011

On November 24, 2003, we commenced cash tender offers and consent solicitations for all of our outstanding 10 3/8% Senior Discount Notes due 2011 and 11 1/4% Senior Discount Notes due 2011. On December 18, 2003, in accordance with the terms of the tender offers, the purchase prices for the tendered notes were determined to be 104.569% of the outstanding principal amount at maturity for the 10 3/8% Senior Discount Notes due 2011 and 104.603% of the outstanding principal amount at maturity for the 11 1/4% Senior Discount Notes due 2011. Such purchase prices included a consent payment of $20.00 for each $1,000 principal amount at maturity of the tendered notes. On December 24, 2003, we (1) utilized approximately $456.2 million of our cash to purchase $436.3 million in outstanding principal amount at maturity of the tendered 10 3/8% Senior Discount Notes due 2011 and (2) utilized approximately $200.2 million of our cash to purchase $191.4 million in outstanding principal amount at maturity of the tendered 11 1/4% Senior Discount Notes due 2011. The purchase of the tendered 10 3/8% Senior Discount Notes due 2011 and 11 1/4% Senior Discount Notes due 2011 resulted in losses of $42.9 million and $22.9 million, respectively. Upon completion of the tender offers, we had approximately $12.8 million principal amount at maturity of our 10 3/8% Senior Discount Notes due 2011 outstanding and approximately $11.7 million principal amount at maturity of our 11 1/4% Senior Discount Notes due 2011 outstanding. We also received the required consents from the holders of the 10 3/8% Senior Discount Notes due 2011 and 11 1/4% Senior Discount Notes due 2011 to eliminate substantially all of the restrictive covenants contained in the indentures governing such notes.

Tender offer for our 9% Senior Notes due 2011 and our 9 1/2% Senior Notes due 2011

On December 5, 2003, we commenced cash tender offers and consent solicitations for all of our outstanding 9% Senior Notes due 2011 and 9 1/2% Senior Notes due 2011. On December 31, 2003, in accordance with the terms of the tender offers, the purchase prices for the tendered notes (excluding accrued interest through the purchase date) were determined to be 107.112% of the outstanding principal amount for the 9% Senior Notes due 2011 and 109.140% of the outstanding principal amount for the 9 1/2% Senior Notes due 2011. Such purchase prices included a consent payment of $20.00 for each $1,000 principal amount of the tendered notes. On January 7, 2004, we (1) utilized approximately $147.0 million of our cash to purchase $135.6 million in outstanding principal amount of the tendered 9% Senior Notes due 2011, including accrued interest thereon of $1.8 million, and (2) utilized approximately $124.0 million of our cash to purchase $109.5 million in outstanding principal amount of the tendered 9 1/2% Senior Notes due 2011, including accrued interest thereon of $4.5 million. The purchase of the tendered 9% Senior Notes due 2011 and 9 1/2% Senior Notes due 2011 resulted in losses of $12.5 million and $11.7 million, respectively. Upon completion of the tender offers, we had approximately $26.1 million principal amount of our 9% Senior Notes due 2011 outstanding and approximately $4.8 million principal amount of our 9 1/2% Senior Notes due 2011 outstanding. We also received the required consents from the holders of the 9% Senior Notes due 2011 and 9 1/2% Senior Notes due 2011 to eliminate substantially all of the restrictive covenants contained in the indentures governing such notes.

The Offering

Summary of Terms of Exchange Offer

Background	On December 2, 2003, we completed a private placement of $300.0 million aggregate principal amount of 7.5% Senior Notes due 2013. On December 11, 2003, we completed a private placement of $300.0 million aggregate principal amount of 7.5% Series B Senior Notes due 2013. In connection with these private placements, we entered into registration rights agreements with the initial purchasers of the old notes in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer.

The exchange offer	We are offering to exchange (i) our new 7.5% Senior Notes due 2013 which have been registered under the Securities Act of 1933 for a like principal amount of our outstanding, unregistered 7.5% Senior Notes due 2013 and (ii) our new 7.5% Series B Senior Notes due 2013 which have been registered under the Securities Act of 1933 for a like principal amount of our outstanding, unregistered 7.5% Series B Senior Notes due 2013. Old notes may only be tendered in integral multiples of $1,000 principal amount. See “The Exchange Offer—Terms of the exchange.”

As of the date of this prospectus, $300.0 million in aggregate principal amount of our 7.5% Senior Notes due 2013 and $300.0 million in aggregate principal amount of our 7.5% Series B Senior Notes due 2013 are outstanding.

Resale of new notes	Based upon the position of the staff of the SEC as described in previous no-action letters, we believe that new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, provided that:

• you are acquiring the new notes in the ordinary course of your business;

• you have not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in the distribution of the new notes; and

• you are not our affiliate as defined under Rule 405 of the Securities Act of 1933.

We do not intend to apply for listing of the new notes on any securities exchange or to seek approval for quotation through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of the exchange offer or, if developed, that such market will be sustained or as to the liquidity of the market.

Each participating broker-dealer that receives new notes for its own account pursuant to the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of new notes. See “Plan of Distribution.”

Any holder of old notes who:

• is our affiliate;

• does not acquire new notes in the ordinary course of its business;

• tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of new notes; or

• is a broker-dealer that acquired the old notes directly from us,

must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with the resale of new notes.

Consequences if you do not exchange your old notes

Old notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the old notes unless:

• you do so pursuant to an exemption from the requirements of the Securities Act of 1933;

• the old notes are registered under the Securities Act of 1933; or

• the transaction requires neither such an exemption nor registration,

and after the exchange offer is closed, we will no longer have an obligation to register the old notes, except for some limited exceptions. See “Risk Factors—Risk related to the exchange offer—Failure to exchange your old notes.”

Expiration date	The exchange offer will expire at 5:00 p.m., New York City Time, on March 8, 2004, unless we extend the exchange offer. See “The Exchange Offer—Expiration date; Extensions; Amendments.”

Certain conditions to the exchange offer	The exchange offer is subject to certain customary conditions, which we may waive. See “The Exchange Offer—Conditions to the exchange offer.”

Special procedures for beneficial holders	If you beneficially own old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the exchange offer, you should contact such registered holder promptly and instruct such person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either arrange to have the old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. See “The Exchange Offer—Procedures for tendering.”

Withdrawal rights	You may withdraw your tender of old notes at any time before the offer expires. See “The Exchange Offer—Withdrawal of tenders.”

Accounting treatment	We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles. See “The Exchange Offer—Accounting treatment.”

Certain tax consequences	The exchange pursuant to the exchange offer generally will not be a taxable event for U.S. Federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of proceeds	We will not receive any proceeds from the exchange or the issuance of new notes in connection with the exchange offer.

Exchange agent	The Bank of New York is serving as exchange agent in connection with the exchange offer.

Summary Description of the Securities to be Registered

The new notes have the same financial terms and covenants as the old notes, which are as follows:

The New Senior Notes

Securities offered	$300.0 million in aggregate principal amount of 7.5% Senior Notes due 2013.

Maturity	December 1, 2013.

Interest	Annual rate—7.5%. Payment frequency—each June 1 and December 1, commencing June 1, 2004.

Original issue discount	The old senior notes were issued with original issue discount for U.S. Federal income tax purposes. The new senior notes will bear the same amount of original issue discount as the old senior notes. Consequently, original issue discount will be included in the gross income of a U.S. holder of new senior notes for U.S. Federal income tax purposes in advance of the receipt of cash payments on the new notes. See “Certain U.S. Federal Income Tax Considerations.”

The New Series B Senior Notes

Securities offered	$300.0 million in aggregate principal amount of 7.5% Series B Senior Notes due 2013.

Maturity	December 1, 2013.

Interest	Annual rate—7.5%. Payment frequency—each June 1 and December 1, commencing June 1, 2004.
Additional Terms of the New Notes

Ranking

The new notes constitute our senior debt, and rank equally in right of payment with all of our existing and future senior debt, but will be effectively junior in right of payment to the extent of the assets securing our other senior debt. Our only significant assets are the capital stock of our subsidiaries, and the notes will not be guaranteed by our subsidiaries. As a result, the new notes will be structurally subordinated to all debt and other liabilities of our subsidiaries, including borrowings under their credit facilities.

Optional redemption	On or after December 1, 2008, we may redeem some or all of the notes at any time at the redemption price listed under “Description of Notes—Optional redemption.”

Before December 1, 2006, we may redeem up to 35% of the notes with the proceeds of public offerings of equity or strategic investments in us at the price listed under “Description of Notes—Optional redemption.”

Mandatory offer to repurchase	If we sell certain assets, or experience specific kinds of changes of control, we must offer to repurchase the notes at the price listed under “Description of Notes—Repurchase at the option of holders.”

Basic covenants of indenture	We will issue the new notes under two indentures with The Bank of New York. The indentures will, among other things, restrict our ability and the ability of our subsidiaries to:

• borrow money;

• pay dividends on stock or repurchase stock;

• make investments;

• use assets as security in other transactions; and

• sell assets or merge with or into other companies.

There are important exceptions to each of these covenants. For example, if either the senior notes or the series B senior notes, as the case may be, are assigned an investment grade rating by Moody’s and Standard & Poor’s and no default or event of default has occurred or is continuing, certain covenants relating to that particular series of notes will be suspended. If the rating on such series of notes should subsequently decline to below investment grade, the suspended covenants will be reinstituted.

For more details, see the “Description of Notes—Certain covenants.”

Risk Factors

You could carefully consider all of the information in this prospectus. In particular, you should evaluate the specific risk factors under “Risk Factors” for a discussion of certain risks related to your participation in the exchange offer.

RISK FACTORS

You should carefully consider the risks described below and review the information contained in the other sections of this prospectus and the documents incorporated by reference in this prospectus when evaluating your participation in the exchange offer.

Risks relating to our business

Investing in the new notes involves risks. You should carefully consider the specific factors discussed below under the headings “—Risks relating to the notes” and “—Risks relating to the exchange offer,” together with all the other information contained in this prospectus or appearing or incorporated by reference in this prospectus. For a further discussion of the risks, uncertainties and assumptions relating to our business, please see the discussion under the caption “Risk factors” included in our annual report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference in this prospectus. The risks, uncertainties and assumptions associated with our business include:

•	Our substantial level of indebtedness could adversely affect our ability to react to changes in our business. We may also be limited in our ability to use debt to fund future capital needs.

•	To service our indebtedness, we will require a significant amount of cash from our subsidiaries. An inability to access our subsidiaries’ cash flow may lead to an acceleration of our indebtedness, including our notes. Currently, the instruments governing certain of our subsidiaries’ indebtedness do not, under certain circumstances, allow sufficient funds to be distributed to us from such subsidiaries to service our indebtedness.

•	We have historically experienced consolidated net losses and we anticipate that we will continue to experience consolidated net losses in the foreseeable future. There can be no assurances that we will not experience greater consolidated net losses in the future.

•	Fluctuations in market interest rates could increase interest expense relating to our floating rate indebtedness.

•	Our business depends on the demand for wireless communication and towers. We will be adversely affected by any slowdown in the growth of, or reduction in demand for, wireless communications.

•	An economic or telecommunications industry slowdown could materially and adversely affect our business (including reducing demand for our towers and network services) and the business of our customers.

•	If we are unable to successfully manage our existing operations as we grow, our business will be adversely affected, and we may not be able to continue our current business strategy.

•	A substantial portion of our revenues is derived from a small number of customers, including Verizon, the BBC and Cingular. The loss or consolidation of any of our limited number of customers could materially decrease revenues.

•	As a holding company, we require dividends from subsidiaries to meet cash requirements or pay dividends. If our subsidiaries are unable to dividend cash to us when we need it, we may be unable to pay dividends or satisfy our obligations, including interest and principal payments, under our debt instruments.

•	The terms of our debt instruments limit our ability to take a number of actions that our management might otherwise believe to be in our best interests. In addition, if we fail to comply with our covenants, our debt could be accelerated.

•	We operate our business in a competitive industry and some of our competitors have significantly more resources or less debt than we do. As a result of this competition, we may find it more difficult to achieve favorable lease rates on our towers, and we may be forced to pay more for future tower acquisitions.

•	New technologies could make our tower antenna leasing services less desirable to potential tenants and result in decreasing revenues. Such new technologies could decrease demand for tower leases and negatively impact our revenues.

•	2.5G/3G and other technologies, including digital terrestrial television, may not deploy or be adopted by customers as rapidly or in the manner projected.

•	Agreements among our customers may act as alternatives to leasing sites from us. The proliferation of such agreements could have a material adverse effect on our revenues and operations.

•	Demand for our network services business is very volatile which causes our network service operating results to vary significantly for any particular period.

•	We may need additional financing, which may not be available, for strategic growth opportunities. If we are unable to raise capital in the future when needed, we may not be able to fund future growth opportunities.

•	We generally lease or sublease the land under our towers and may not be able to maintain these leases. If we fail to protect our rights against persons claiming superior rights in our communications sites, our business may be adversely affected.

•	Laws and regulations which could change at any time and with which we could fail to comply regulate our business. If we fail to comply with applicable laws or regulations, we could be fined or even lose our right to conduct some of our business.

•	Emissions from antennas on our towers may create health risks. We could suffer from future claims if the radio frequency emissions from equipment on our towers is demonstrated to cause negative health effects.

•	Our international operations expose us to changes in foreign currency exchange rates. If we fail to properly match or hedge the currencies in which we conduct business, we could suffer losses as a result of changes in currency exchange rates.

•	If we lose members of our senior management, we may not be able to find appropriate replacements on a timely basis and our business could be adversely affected.

•	Anti-takeover provisions in our certificate of incorporation and competition laws could have effects that conflict with the interests of our stockholders.

•	Sales of a substantial number of shares of common stock could adversely affect the market price of the common stock.

•	We have experienced disputes with customers and suppliers. Such disputes could lead to increased tensions, damaged relationships or litigation which could result in the loss of a key customer or supplier.

•	The carrying value of our sites and related goodwill may be subject to impairment in the future if we are unable to add sufficient additional tenants to the sites.

Risks relating to the notes

Substantial level of indebtedness—Our substantial level of indebtedness could adversely affect our ability to react to changes in our business. We may also be limited in our ability to use debt to fund future capital needs.

We have a substantial amount of indebtedness. The following chart sets forth certain important credit information and is presented as of September 30, 2003, after giving effect to (1) the recent amendment to our principal U.S. senior credit facility, (2) the repayment of amounts borrowed under our U.K. credit facility, (3) the redemption of our U.K. subsidiaries’ 9% Guaranteed Bonds due 2007, (4) our purchase during October 2003 of certain of our debt securities and preferred stock, (5) the redemption of our 12 3/4% Senior Exchangeable Preferred Stock, (6) the issuance of our 7.5% Senior Notes due 2013 on December 2, 2003, (7) the issuance of our 7.5% Series B Senior Notes due 2013 on December 11, 2003 and (8) the completion of our tender offers for our 10 3/8% Senior Discount Notes due 2011, our 11 1/4% Senior Discount Notes due 2011, our 9% Senior Notes due 2011 and our 9 1/2% Senior Notes due 2011 (dollars in thousands):

Total indebtedness	$3,227,047
Redeemable preferred stock	506,367
Stockholders’ equity	1,844,155
Debt and redeemable preferred stock to equity ratio	2.02x

In addition, our earnings for the quarter ended September 30, 2003 were insufficient to cover fixed charges by approximately $85.7 million, after giving effect to the changes in interest expense, amortization of deferred financing costs and dividends on preferred stock resulting from the adjustments made in (1) through (8) above.

As a result of our substantial indebtedness:

•	we could be more vulnerable to general adverse economic and industry conditions;

•	we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	we may have more difficulty satisfying our obligations with respect to the notes;

•	we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

•	we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry; and

•	we may have a competitive disadvantage relative to other companies in our industry with less debt.

We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain enough capital to service our debt, pay our obligations under our convertible preferred stock or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee, however, that we will be able to refinance our indebtedness on commercially reasonable terms or at all. We have the ability under our debt instruments to incur substantial additional indebtedness, and any additional indebtedness we incur could exacerbate the risks described above.

Restrictive debt covenants—The terms of our debt instruments limit our ability to take a number of actions that our management might otherwise believe to be in our best interests. In addition, if we fail to comply with our covenants, our debt could be accelerated.

Currently we have debt instruments in place that restrict our ability to incur more indebtedness, pay dividends, create liens, sell assets and engage in certain mergers and acquisitions. Our subsidiaries, under their debt instruments, are also required to maintain specific financial ratios. Our ability to comply with the restrictions of these instruments and to satisfy our debt obligations will depend on our future operating performance. If we fail to comply with the debt restrictions, we will be in default under those instruments, which in some cases would cause the maturity of substantially all of our long-term indebtedness to be accelerated. The restrictions may also affect our decisions relating to certain strategic growth opportunities.

Ability to service debt—To service our indebtedness, including the notes, we will require a significant amount of cash from our subsidiaries. An inability to access our subsidiaries’ cash flow may lead to an acceleration of our indebtedness, including the new notes. Currently, the instruments governing our subsidiaries’ indebtedness do not, under certain circumstances, allow sufficient funds to be distributed to us to service our indebtedness.

If we are unable to refinance our subsidiary debt or renegotiate the terms of such debt, we may not be able to meet our debt service requirements, including interest payments on the notes, in the future. Our 4% convertible senior notes, our 9% senior notes, our 9½% senior notes, our 10¾% senior notes, our 9 3/8% senior notes, our 7.5% senior notes and our 7.5% Series B senior notes require annual cash interest payments of approximately $9.2 million, $2.4 million, $0.5 million, $46.1 million, $38.2 million, $22.5 million and $22.5 million, respectively. Prior to May 15, 2004 and August 1, 2004, the interest expense on our 10 3/8% discount notes and our 11¼% discount notes, respectively, will be comprised solely of the amortization of original issue discount. Thereafter, the 10 3/8% discount notes and the 11¼% discount notes will require annual cash interest payments of approximately $1.3 million and $1.3 million, respectively. In addition, our various credit facilities will require periodic interest payments on amounts borrowed thereunder, which amounts could be substantial.

As a holding company, we require dividends from subsidiaries to meet cash requirements or pay dividends—If our subsidiaries are unable to dividend cash to us when we need it, we may be unable to pay dividends or satisfy our obligations, including interest and principal payments, under our debt instruments.

We are a holding company with no business operations of our own. Our most significant asset is the outstanding capital stock of our subsidiaries. We conduct all of our business operations through our subsidiaries. Accordingly, our only source of cash to pay dividends or make other distributions on our capital stock or to pay interest and principal on our outstanding indebtedness is distributions relating to our ownership interest in our subsidiaries from the net earnings and cash flow generated by such subsidiaries or from proceeds of debt or equity offerings. There can be no assurance that our subsidiaries will generate sufficient cash flow to pay or distribute such a dividend or funds, or that applicable state law and contractual restrictions, including negative covenants contained in certain of the debt instruments of such subsidiaries, would permit such dividends, distributions or payments. Furthermore, the terms of our credit facilities place restrictions on our principal subsidiaries’ ability to pay dividends or to make distributions, and in any event, any such permitted dividends or distributions may only be paid if no default has occurred under the applicable instrument. Moreover, our subsidiaries are permitted under the terms of their existing debt instruments to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us.

Obligations of our subsidiaries—The new notes will be effectively subordinated to the obligations of our subsidiaries.

We conduct all of our operations through our subsidiaries. As a result, future distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. The new notes will be structurally subordinated to all existing and future indebtedness and other obligations issued by our subsidiaries. As of September 30, 2003, after giving effect to the amendment of our U.S. credit facility and the application of proceeds therefrom, our subsidiaries had approximately $1,980.0 million of outstanding liabilities, all of which are structurally senior to the new notes.

Original issue discount—Because the old senior notes were issued with original issue discount, holders will be required to pay tax on amounts included in gross income before cash payments on the new senior notes are received.

The old senior notes were issued at a discount from their stated principal amount for U.S. Federal income tax purposes. The new senior notes will bear the same amount of original issue discount as the old senior notes. Consequently, original issue discount will be included in the gross income of a U.S. holder of the new notes for U.S. federal income tax purposes in advance of the receipt of cash payments on such new notes. For more information, see “Certain United States Federal Income Tax Considerations.”

Risks related to the exchange offer

Failure to exchange your old notes—If you fail to exchange your old notes, they will continue to be restricted securities and may become less liquid.

Old notes which you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act of 1933 and applicable state securities law. We will issue new notes in exchange for the old notes pursuant to the exchange offer only following the satisfaction of the procedures and conditions set forth in “The Exchange Offer—Procedures for Tendering.” Such procedures and conditions include timely receipt by the exchange agent of such old notes and of a property completed and duly executed letter of transmittal.

Because we anticipate that most holders of old notes will elect to exchange such old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you did not tender your old notes you generally will not have any further registration rights, and such old notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for such old notes could be adversely affected.

There is no public market for the new notes—We cannot assure you that an active trading market will develop for the new notes.

The new notes are new issues of securities for which there is currently no trading market. Although the initial purchasers of the old notes have advised us that they intend to make a market in the new notes, the initial purchasers are not obligated to do so and may discontinue such market making at any time. We do not intend to apply for listing of the new notes on any domestic securities exchange or to seek approval for quotation through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of the exchange offer or, if developed, that such market will be sustained or as to the liquidity of any market.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreements entered into in connection with the issuance of the old notes. We will not receive any cash proceeds from the issuance of the new notes in the exchange offer.

SELECTED FINANCIAL AND OTHER DATA

Our selected historical consolidated financial data set forth below for each of the five years in the period ended December 31, 2002, and as of December 31, 1998, 1999, 2000, 2001 and 2002, have been derived from our consolidated financial statements, which have been audited by KPMG LLP, independent accountants. Our selected historical consolidated financial data set forth below for the nine months ended September 30, 2002 and 2003, and as of September 30, 2003, have been derived from our unaudited consolidated financial statements, which include all adjustments that we consider necessary for a fair presentation of the financial position and results of operations for those periods. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire year. The results of operations for the year ended December 31, 2001 are not comparable to the year ended December 31, 2000, the results for the year ended December 31, 2000 are not comparable to the year ended December 31, 1999, and the results for the year ended December 31, 1999 are not comparable to the year ended December 31, 1998 as a result of business and tower acquisitions consummated in 1998, 1999 and 2000. Results of operations of these acquired businesses and towers are included in our consolidated financial statements for the periods after the respective dates of acquisition. The information set forth below should be read in conjunction with the consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the three months ended September 30, 2003.

	Years Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(In thousands of dollars, except per share amounts)
Statement of Operations Data:
Net revenues:
Site rental and broadcast transmission	$75,028	$267,894	$446,039	$575,961	$677,839	$498,559	$572,817
Network services and other	38,050	77,865	203,126	322,990	223,694	175,013	103,685

Total net revenues	113,078	345,759	649,165	898,951	901,533	673,572	676,502

Costs of operations:
Site rental and broadcast transmission	26,254	114,436	194,424	238,748	270,024	198,603	224,086
Network services and other	21,564	42,312	120,176	228,485	176,175	136,960	80,179

Total costs of operations	47,818	156,748	314,600	467,233	446,199	335,563	304,265

General and administrative	23,571	43,823	76,944	102,539	94,222	71,981	69,886
Corporate development(a)	4,625	5,403	10,489	12,337	7,483	6,032	3,577
Restructuring charges	—	5,645	—	19,416	17,147	6,609	1,291
Asset write-down charges	—	—	—	24,922	55,796	47,246	7,517
Non-cash general and administrative compensation charges(b)	12,758	2,173	3,127	6,112	5,349	3,991	20,570
Depreciation, amortization and accretion	37,239	130,106	238,796	328,491	301,928	225,167	241,259

Operating income (loss)	(12,933)	1,861	5,209	(62,099)	(26,591)	(23,017)	28,137
Equity in earnings of unconsolidated affiliate	2,055	—	—	—	—	—	—
Interest and other income (expense)(c)	4,220	17,731	32,266	8,548	66,418	18,329	(46,869)
Interest expense, amortization of deferred financing costs and dividends on preferred stock	(29,089)	(110,908)	(241,294)	(297,444)	(302,570)	(230,834)	(216,002)

Loss before income taxes, minority interests and cumulative effect of changes in accounting principles	(35,747)	(91,316)	(203,819)	(350,995)	(262,743)	(235,522)	(234,734)
Provision for income taxes	(374)	(275)	(246)	(16,478)	(12,276)	(5,444)	(11,620)
Minority interests	(1,654)	(2,756)	(721)	1,306	2,498	3,347	(1,136)

Loss before cumulative effect of changes in accounting principles	(37,775)	(94,347)	(204,786)	(366,167)	(272,521)	(237,619)	(247,490)
Cumulative effect of changes in accounting principles:
Costs of start-up activities	—	(2,414)	—	—	—	—	—
Asset retirement obligations, net of related income tax benefits of $636	—	—	—	—	—	—	(2,035)

Net loss	(37,775)	(96,761)	(204,786)	(366,167)	(272,521)	(237,619)	(249,525)
Dividends on preferred stock, net of gains (losses) on purchases of preferred stock(d)	(5,411)	(28,881)	(59,469)	(79,028)	19,638	(11,034)	(43,948)

Net loss after deduction of dividends on preferred stock, net of gains (losses) on purchases of preferred stock	$(43,186)	$(125,642)	$(264,255)	$(445,195)	$(252,883)	$(248,653)	$(293,473)

Per common share—basic and diluted:
Loss before cumulative effect of change in accounting principle	$(1.02)	$(0.94)	$(1.48)	$(2.08)	$(1.16)	$(1.14)	$(1.35)
Cumulative effect of change in accounting principle	—	(0.02)	—	—	—	—	(0.01)

Net loss	$(1.02)	$(0.96)	$(1.48)	$(2.08)	$(1.16)	$(1.14)	$(1.36)

Common shares outstanding—basic and diluted (in thousands)	42,518	131,466	178,588	214,246	218,028	218,991	216,516

Other Data:
Summary cash flow information:
Net cash provided by operating activities	$44,976	$92,608	$165,495	$131,930	$208,932	$82,373	$144,054
Net cash provided by (used for) investing activities	(149,248)	(1,509,146)	(1,957,687)	(895,136)	(176,917)	(136,781)	13,056
Net cash provided by (used for) financing activities	345,248	1,670,402	1,707,091	1,109,309	(335,086)	(155,089)	(423,894)
Ratio of earnings to fixed charges(e)	—	—	—	—	—	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	$296,450	$549,328	$453,833	$804,602	$516,172		$255,672
Short-term investments	—	—	38,000	72,963	115,697		—
Investments	—	—	137,000	128,500	—		—
Property and equipment, net	592,594	2,468,101	4,303,037	4,844,912	4,828,033		4,708,688
Total assets	1,523,230	3,836,650	6,401,885	7,375,458	6,892,601		6,430,707
Total debt	429,710	1,542,343	2,602,687	3,423,097	3,226,960		3,155,238
Redeemable preferred stock(f)	201,063	422,923	842,718	878,861	756,014		553,136
Total stockholders’ equity	737,562	1,617,747	2,420,862	2,364,648	2,208,498		1,996,177

(a)	Corporate development expenses represent costs incurred in connection with acquisitions and development of new business initiatives. These expenses consist primarily of allocated compensation, benefits and overhead costs that are not directly related to the administration or management of existing towers.
(b)	Represents charges related to the issuance of stock and stock options to certain employees and executives, and the issuance of common stock and stock options in connection with certain acquisitions.
(c)	For the year ended December 31, 2002, includes gains of $79.1 million on debt purchases and charges of $29.1 million for losses from, and write-downs of, investments in unconsolidated affiliates. For the nine months ended September 30, 2002, includes gains of $30.0 million on debt purchases and charges of $24.2 million for losses from, and write-downs of, investments in unconsolidated affiliates. For the nine months ended September 30, 2003, includes losses of $37.6 million on debt and preferred stock purchases and redemptions and a loss on the issuance of the interest in Crown Atlantic of $8.1 million.
(d)	Includes gains of $99.4 million on purchases of preferred stock in 2002. Includes net gains of $49.8 million and $0.3 million on purchases of preferred stock for the nine months ended September 30, 2002 and 2003, respectively.
(e)	For purposes of computing the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes, minority interests, cumulative effect of changes in accounting principles, fixed charges and equity in earnings of unconsolidated affiliate. Fixed charges consist of interest expense, the interest component of operating leases, amortization of deferred financing costs and dividends on preferred stock classified as liabilities. For the years ended December 31, 1998, 1999, 2000, 2001 and 2002, earnings were insufficient to cover fixed charges by $37.8 million, $91.3 million, $203.8 million, $351.0 million and $262.7 million, respectively. For the nine months ended September 30, 2002 and 2003, earnings were insufficient to cover fixed charges by $235.5 million and $234.7 million, respectively.
(f)	The 1998 amount represents the 12 3/4% exchangeable preferred stock. The 1999 amount represents the 12 3/4% exchangeable preferred stock and the 8 1/4% convertible preferred stock. The 2000, 2001, 2002 and September 30, 2003 amounts represent the 12 3/4% exchangeable preferred stock, the 8 1/4% convertible preferred stock and the 6.25% convertible preferred stock. The total amount as of September 30, 2003 includes $46.8 million classified as liabilities due to the adoption, on July 1, 2003, of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

THE EXCHANGE OFFER

Purpose of the exchange offer

In connection with the sale of the old notes, we entered into registration rights agreements with the initial purchasers, under which we agreed to use our best efforts to file and have declared effective an exchange offer registration statement under the Securities Act of 1933, or the Securities Act.

We are making the exchange offer in reliance on the position of the SEC as set forth in certain no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations by the SEC, we believe that a holder of new notes, but not a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act, who exchanges old notes for new notes in the exchange offer, generally may offer the new notes for resale, sell the new notes and otherwise transfer the new notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. This does not apply, however, to a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act. We also believe that a holder may offer, sell or transfer the new notes only if the holder acquires the new notes in the ordinary course of its business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the new notes.

Any holder of the old notes using the exchange offer to participate in a distribution of new notes cannot rely on the no-action letters referred to above. This includes a broker-dealer that acquired old notes directly from us, but not as a result of market-making activities or other trading activities. Consequently, the holder must comply with the registration and prospectus delivery requirements of the Securities Act in the absence of an exemption from such requirements.

Each broker-dealer that receives new notes for its own account in exchange for old notes, as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that for a period of 180 days after the expiration date, we will make this prospectus available to broker-dealers for use in connection with any such resale. See “Plan of Distribution.”

Except as described above, this prospectus may not be used for an offer to resell, resale or other retransfer of new notes.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the exchange offer

Upon the terms and subject to the conditions of the exchange offer, we will accept any and all old notes validly tendered prior to 5:00 p.m., New York City time, on the expiration date. The date of acceptance for exchange of the old notes, and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date (unless extended as described in this document). We will issue, on or promptly after the exchange date, an aggregate principal amount of up to $300.0 million new senior notes for a like principal amount of outstanding old senior notes and an aggregate principal amount of up to $300.0 million new series B senior notes for a like principal amount of outstanding old series B senior notes, in each case tendered and accepted in connection with the exchange offer. The new notes issued in connection with the exchange offer will be delivered on the earliest practicable date following the exchange date. Holders may tender some or all of their old notes in connection with the exchange offer, but only in $1,000 increments of principal amount.

The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act and are issued free from any covenant regarding registration, including the payment of additional interest upon a failure to file or have declared effective an exchange offer registration statement or to complete the exchange offer by certain dates. The new notes will evidence the same debt as the old notes and will be issued under the same indenture and entitled to the same benefits under that indenture as the old notes being exchanged. As of the date of this prospectus, $300.0 million in aggregate principal amount of the old senior notes and $300.0 million in aggregate principal amount of the old series B senior notes are outstanding.

In connection with the issuance of the old notes, we arranged for the old notes originally purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of The Depository Trust Company, or DTC, acting as depositary. Except as described under “Description of Notes—Book-Entry, Delivery and Form,” the new notes will be issued in the form of a global note registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC. See “Description of Notes—Book-entry, delivery and form.”

Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which such particular series of old notes was issued, but will not be entitled to any registration rights under the registration rights agreement relating to that particular series of old notes.

We shall be considered to have accepted validly tendered old notes if and when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the old notes, without expense, to the tendering holder as quickly as possible after the expiration date.

Holders who tender old notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of old notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration date; Extensions; Amendments

The expiration date for the exchange offer is 5:00 p.m., New York City time, on March 8, 2004, unless extended by us in our sole discretion (but in no event to a date later than March 22, 2004), in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

We reserve the right, in our sole discretion:

•	to delay accepting any old notes, to extend the offer or to terminate the exchange offer if, in our reasonable judgment, any of the conditions described below shall not have been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the exchange offer for a period of five to ten business days.

If we determine to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will do so by making a timely release through an appropriate news agency.

Interest on the new notes

Interest on the new senior notes will accrue at the rate of 7.5% per annum from the most recent date to which interest on the senior notes has been paid or, if no interest has been paid, from the date of the indenture governing the senior notes. Interest will be payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2004.

Interest on the new series B senior notes will accrue at the rate of 7.5% per annum from the most recent date to which interest on the series B senior notes has been paid or, if no interest has been paid, from the date of the indenture governing the series B senior notes. Interest will be payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2004.

Conditions to the exchange offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any old notes and may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if:

(1)	any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us, or any material adverse development has occurred in any existing action or proceeding relating to us or any of our subsidiaries;

(2)	any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us;

(3)	any law, statute, rule or regulation is proposed, adopted or enacted, which in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

(4)	any governmental approval has not been obtained, which approval we, in our reasonable discretion, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time.

If we determine in our reasonable discretion that any of the conditions are not satisfied, we may:

(1)	refuse to accept any old notes and return all tendered old notes to the tendering holders;

(2)	extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these old notes (See “—Withdrawal of Tenders” below); or

(3)	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes which have not been withdrawn.

Procedures for tendering

Unless the tender is being made in book-entry form, to tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of it;

•	have the signatures guaranteed if required by the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or the facsimile, the old notes and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent’s account. Although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal (or facsimile), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the exchange agent at its addresses set forth under the caption “exchange agent” below, prior to 5:00 p.m., New York City time, on the expiration date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

The tender by a holder of old notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal of old notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner’s own behalf, the owner must, prior to completing and executing the letter of transmittal and delivery of such owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Payment Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantee must be by:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor institution.”

If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

If the letter of transmittal or any old notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorney-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered old notes in our sole discretion. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our U.S. counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a time period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give such notification. Tenders of old notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right, as set forth above under the caption “Conditions to the Exchange Offer,” to terminate the exchange offer.

By tendering, each holder represents to us, among other things, that:

•	the new notes acquired in connection with the exchange offer are being obtained in the ordinary course of business of the person receiving the new notes, whether or not such person is the holder;

•	neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such new notes; and

•	neither the holder nor any such other person is our “affiliate” (as defined in Rule 405 under the Securities Act of 1933).

If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes, it will acknowledge that it acquired such old notes as the result of market-making activities or other trading activities and it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Guaranteed delivery procedures

A holder who wishes to tender its old notes and:

•	whose old notes are not immediately available;

•	who cannot deliver the holder’s old notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

•	who cannot complete the procedures for book-entry transfer before the expiration date,

may effect a tender if:

•	the tender is made through an eligible guarantor institution;

•	before the expiration date, the exchange agent receives from the eligible guarantor institution:

•	a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery,

•	the name and address of the holder,

•	the certificate number(s) of the old notes and the principal amount at maturity of old notes tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal and the certificate(s) representing the old notes (or a confirmation of book-entry transfer), and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives, within three New York Stock Exchange trading days after the expiration date, a properly completed and executed letter of transmittal or facsimile, as well as the certificate(s) representing all tendered old notes in proper form for transfer or a confirmation of book-entry transfer, and all other documents required by the letter of transmittal.

Withdrawal of tenders

Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of old notes in connection with the exchange offer, a written facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person who deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn (including the certificate number or numbers and principal amount at maturity of such old notes);

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such old notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

•	specify the name in which any such old notes are to be registered, if different from that of the depositor.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices. Any old notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued unless the old notes withdrawn are validly re-tendered. Any old notes that have been tendered but are not accepted for exchange or are withdrawn will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described above under the caption “Procedures for Tendering” at any time prior to the expiration date.

Exchange agent

The Bank of New York has been appointed as exchange agent in connection with the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent, at its offices at 101 Barclay Street—7 East, New York, NY 10286, Attention: William Buckley. The exchange agent’s telephone number is (212) 815-5788 and facsimile number is (212) 298-1915.

Fees and expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay certain other expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent, accounting and certain legal fees.

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes. If, however:

•	new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes tendered; or

•	if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer,

then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting treatment

The new notes will be recorded at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. Any expenses of the exchange offer that we pay will be charged against our deferred financing costs in accordance with generally accepted accounting principles.

Consequences of failures to properly tender old notes in the exchange offer

Issuance of the new notes in exchange for the old notes in the exchange offer will be made only after timely receipt by the exchange agent of such old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of the old notes desiring to tender such old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of old notes for exchange. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act, and, upon completion of the exchange offer, certain registration rights under the registration rights agreement will terminate.

In the event the exchange offer is completed, we will not be required to register the remaining old notes. Remaining old notes will continue to be subject to the following restrictions on transfer:

•	the remaining old notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available, or if neither such registration nor such exemption is required by law; and

•	the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

We currently do not anticipate that we will register the remaining old notes under the Securities Act. To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected.

DESCRIPTION OF NOTES

General

You can find the definitions of certain terms used in the following summary under the subheading “—Certain definitions.” In this summary, the word “CCIC” refers only to Crown Castle International Corp. and not to any of its Subsidiaries.

The old senior notes and the old series B senior notes were issued under two separate indentures and the new senior notes and the new series B senior notes will be issued under these same two separate indentures, in each case between CCIC and The Bank of New York, as trustee. The terms of the notes include those stated in the applicable indenture and those made part of that indenture by reference to the Trust Indenture Act of 1939, as amended. The new and old senior notes and the new and old series B senior notes will, in each case, be identical in all material respects, except that the new notes have been registered under the Securities Act and are free of any obligation regarding registration, including the payment of additional interest upon failure to file or have declared effective an exchange offer registration statement or to consummate an exchange offer by certain dates.

The following description is a summary of the material provisions of the indentures and the registration rights agreements. It does not restate the indentures in their entirety. We urge you to read the indentures and the registration rights agreements, because they, and not this description, define your rights as Holders of the notes. You may request copies of these agreements at our address set forth under the heading “Where you can find additional information.”

Brief description of the notes

The notes:

•	are general obligations of CCIC;

•	rank equally with all existing and future senior debt of CCIC;

•	accrue interest from the date they were issued at a rate of 7.5% which is payable semi-annually; and

•	mature on December 1, 2013.

CCIC has covenanted that it will offer to repurchase notes under the circumstances described in the indentures upon:

•	a Change of Control of CCIC; or

•	an Asset Sale by CCIC or any of its Restricted Subsidiaries.

Each of the indentures governing the notes also contains the following covenants:

•	Restricted Payments;

•	incurrence of indebtedness and issuance of preferred stock;

•	Liens;

•	dividend and other payment restrictions affecting Subsidiaries;

•	merger, consolidation or sale of assets;

•	transactions with Affiliates;

•	sale and leaseback transactions;

•	limitation on issuances and sales of Capital Stock of Restricted Subsidiaries;

•	limitation on issuances of Guarantees of Indebtedness;

•	Business Activities; and

•	Reports.

In addition, certain covenants relating to a particular series of notes will be suspended during any period such notes have an investment grade rating from Moody’s and Standard & Poor’s.

The operations of CCIC are conducted through its Subsidiaries and, therefore, CCIC depends on the cash flow of its Subsidiaries to meet its obligations, including its obligations under the notes. CCIC’s Subsidiaries will not be guarantors of the notes and the notes will be effectively subordinated to all Indebtedness, including all borrowings under our Senior Credit Facility, the Crown Atlantic credit facility and other liabilities and commitments, including trade payables and lease obligations, of CCIC’s Subsidiaries. Any right of CCIC to receive assets of any of its Subsidiaries upon the liquidation or reorganization of the Subsidiaries, and the consequent right of the Holders of the notes to participate in those assets, will be effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that CCIC is itself recognized as a creditor of such Subsidiary. If CCIC is recognized as a creditor of such Subsidiary, the claims of CCIC would still be subordinate in right of payment to any security in the assets of that Subsidiary and any indebtedness of that Subsidiary senior to that held by CCIC. As of September 30, 2003, after giving pro forma effect to (1) the amendment to our Senior Credit Facility, (2) the repayment of amounts borrowed under our U.K. credit facility, (3) the redemption of our U.K. subsidiaries’ 9% Guaranteed Bonds due 2007, (4) our purchase during October 2003 of certain of our public debt securities and preferred stock, (5) the redemption of our 12 3/4% Senior Exchangeable Preferred Stock, (6) the issuance of our 7.5% Senior Notes due 2013 on December 2, 2003, (7) the issuance of our 7.5% Series B Senior Notes due 2013 on December 11, 2003, and (8) the completion of our tender offers for our 10 3/8% Senior Discount Notes due 2011, our 11 1/4% Senior Discount Notes due 2011, our 9% Senior Notes due 2011 and our 9 1/2% Senior Notes due 2011, CCIC’s Subsidiaries would have had $1,507.5 million of indebtedness outstanding, and would have had $350.0 million and $119.5 million of unused borrowing availability, respectively, under the Senior Credit Facility and the Crown Atlantic credit facility. The provisions of the Senior Credit Facility and the Crown Atlantic credit facility contain substantial restrictions on the ability of those Subsidiaries to dividend or distribute cash flow or assets to CCIC. See “Risk factors—Risks related to the notes—As a holding company, we require dividends from subsidiaries to meet cash requirements or pay dividends.”

As of the date of the indentures, all of CCIC’s Subsidiaries will be Restricted Subsidiaries other than Crown Castle Investment Corp. and its subsidiaries. However, under certain circumstances, CCIC will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the indentures.

Principal, maturity and interest

Senior notes

The senior notes initially were limited in aggregate principal amount to $300.0 million and will mature on December 1, 2013. The indenture governing the senior notes will allow CCIC to issue an unlimited principal amount of senior notes in addition to that initial amount. The issuance of any of those additional senior notes will be subject to CCIC’s ability to incur Indebtedness under the covenant “Incurrence of indebtedness and issuance of preferred stock” and similar restrictions in the instruments governing CCIC’s other Indebtedness. Any such additional notes will be treated as part of the same class and series as the senior notes issued for purposes of voting under the indenture governing the senior notes. The senior notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Interest on the senior notes will accrue at the rate of 7.5% per annum and will be payable in U.S. Dollars semi-annually in arrears on June 1 and December 1, commencing on June 1, 2004. CCIC will make each interest payment to Holders of record on the immediately preceding May 15 and November 15.

Interest on the senior notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of the indenture governing the senior notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Series B senior notes

The series B senior notes initially were limited in aggregate principal amount to $300.0 million and will mature on December 1, 2013. The indenture governing the series B senior notes will allow CCIC to issue an unlimited principal amount of series B senior notes in addition to that initial amount. The issuance of any of those additional series B senior notes will be subject to CCIC’s ability to incur Indebtedness under the covenant “Incurrence of indebtedness and issuance of preferred stock” and similar restrictions in the instruments governing CCIC’s other Indebtedness. Any such additional notes will be treated as part of the same class and series as the series B senior notes issued for purposes of voting under the indenture governing the series B senior notes. CCIC will issue the notes in denominations of $1,000 and integral multiples of $1,000.

Interest on the series B senior notes will accrue at the rate of 7.5% per annum and will be payable in U.S. Dollars semi-annually in arrears on June 1 and December 1, commencing on June 1, 2004. CCIC will make each interest payment to Holders of record on the immediately preceding May 15 and November 15.

Interest on the series B senior notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of the indenture governing the series B senior notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of receiving payments on the notes

If a Holder has given wire transfer instructions to CCIC, CCIC will make all payments of principal, premium and interest, if any, on that Holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar for the notes within the City and State of New York unless CCIC elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying agent and registrar for the notes

The trustee under each of the indentures will initially act as the paying agent and registrar for each series of notes. CCIC may change the paying agent or registrar under either indenture without prior notice to the Holders of the relevant series of notes, and CCIC or any of its Subsidiaries may act as paying agent or registrar under either indenture.

Transfer and exchange

A Holder may transfer or exchange notes in accordance with the applicable indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. CCIC is not required to transfer or exchange any notes selected for redemption. Also, CCIC is not required to transfer or exchange any notes for a period of 15 days before a selection of notes to be redeemed.

Optional redemption

Senior Notes

During the period after the date of original issuance of the senior notes until December 1, 2006, CCIC may on any one or more occasions redeem up to 35% of the aggregate principal amount of senior notes originally issued at a redemption price of 107.5% of the principal amount of the senior notes to be redeemed on the redemption date with the net cash proceeds of one or more Public Equity Offerings and/or Strategic Equity Investments; provided that:

(1)	at least 65% of the aggregate principal amount of senior notes originally issued remains outstanding immediately after the occurrence of such redemption, excluding notes held by CCIC or any of its Subsidiaries; and

(2)	the redemption occurs within 60 days of the date of the closing of the Public Equity Offering or Strategic Equity Investment.

Except pursuant to the preceding paragraph, the senior notes will not be redeemable at CCIC’s option prior to December 1, 2008. On or after December 1, 2008, CCIC may redeem all or a part of the senior notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices expressed as percentages of principal amount set forth below plus accrued and unpaid interest, if any, on the senior notes redeemed to the applicable redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on December 1, of the years indicated below:

Year	Percentage
2008	103.75%
2009	102.50%
2010	101.25%
2011 and thereafter	100.00%

Series B senior notes

During the period after the date of original issuance of the series B senior notes until December 1, 2006, CCIC may on any one or more occasions redeem up to 35% of the aggregate principal amount of series B senior notes originally issued at a redemption price of 107.5% of the principal amount of the series B senior notes to be redeemed on the redemption date with the net cash proceeds of one or more Public Equity Offerings and/or Strategic Equity Investments; provided that:

(1)	at least 65% of the aggregate principal amount of series B senior notes originally issued remains outstanding immediately after the occurrence of such redemption, excluding notes held by CCIC or any of its Subsidiaries; and

(2)	the redemption occurs within 60 days of the date of the closing of the Public Equity Offering or Strategic Equity Investment.

Except pursuant to the preceding paragraph, the series B senior notes will not be redeemable at CCIC’s option prior to December 1, 2008. On or after December 1, 2008, CCIC may redeem all or a part of the series B senior notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices expressed as percentages of principal amount set forth below plus accrued and unpaid interest, if any, on the series B senior notes redeemed to the applicable redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on December 1, of the years indicated below:

Year	Percentage
2008	103.75%
2009	102.50%
2010	101.25%
2011 and thereafter	100.00%

Selection and notice

If less than all of the senior notes or the series B senior notes, as the case may be, are to be redeemed at any time, the trustee under the applicable indenture will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

No notes of $1,000 of principal amount at maturity or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount of that note to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note presented for redemption will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory redemption

CCIC is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the option of holders

Change of control

If a Change of Control occurs, each Holder of notes will have the right to require CCIC to repurchase all or any part, equal to $1,000 or an integral multiple of $1,000, of such Holder’s notes pursuant to the offer described below (the “Change of Control Offer”). The offer price in any Change of Control Offer will be payable in cash and will be 101% of the aggregate principal amount of any notes repurchased plus accrued and unpaid interest on the notes, if any (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control, CCIC will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the date specified in the notice (the “Change of Control Payment Date”). The Change of Control Payment Date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by the applicable indenture and described in such notice.

On the Change of Control Payment Date, CCIC will, to the extent lawful:

(1)	accept for payment all notes or portions of the notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of the notes being purchased by CCIC.

The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the applicable trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each Holder a replacement note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that the new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

The Change of Control provisions described above will be applicable whether or not any other provisions of the relevant indenture is applicable. CCIC will comply with the requirements of Section 14(e) of the Securities Exchange Act of 1934 and any other securities laws or regulations to the extent those laws and regulations are applicable to any Change of Control Offer. If the provisions of any of the applicable securities laws or securities regulations conflict with the provisions of the covenant described above, CCIC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described above by virtue of the compliance.

The Change of Control purchase feature is a result of negotiations between CCIC and the initial purchasers of the old notes. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that CCIC would decide to do so in the future. Subject to the limitations discussed below, CCIC could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indentures, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect CCIC’s capital structure. Restrictions on the ability of CCIC to incur additional Indebtedness are contained in the covenants described under “—Certain covenants—Incurrence of indebtedness and issuance of preferred stock,” “—Certain covenants—Liens” and “—Certain covenants—Sale and leaseback transactions.” Such restrictions relating to a particular series of notes can only be waived with the consent of the Holders of a majority in principal amount of such particular series of notes then outstanding. Except for the limitations contained in the covenants, however, the indentures do not contain any covenants or provisions that may afford Holders of the notes protection in the event of certain highly leveraged transactions.

The credit facilities of CCIC’s Subsidiaries limit CCIC’s access to the cash flow of those Subsidiaries and will, therefore, restrict CCIC’s ability to purchase any notes. Each of these credit facilities also provides that the occurrence of certain change of control events with respect to CCIC constitutes a default under that credit facility. In the event that a Change of Control occurs at a time when CCIC’s Subsidiaries are prohibited from making distributions to CCIC to purchase notes, CCIC could cause its Subsidiaries to seek the consent of the lenders under the credit facilities to allow the distributions or could attempt to refinance the borrowings that contain the prohibition. If CCIC does not obtain a consent or repay such borrowings, CCIC will remain prohibited from purchasing notes. In this case, CCIC’s failure to purchase tendered notes would constitute an Event of Default under the indentures which would, in turn, constitute a default under the credit facilities. Future indebtedness of CCIC and its Subsidiaries may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the indebtedness to be repurchased if a Change of Control occurs. Moreover, the exercise by the Holders of their right to require CCIC to repurchase the notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on CCIC. Finally, CCIC’s ability to pay cash to the Holders of notes following the occurrence of a Change of Control may be limited by CCIC’s then existing financial resources, including its ability to access the cash flow of its Subsidiaries. See “Risk factors—Risks related to the notes—As a holding company, we require dividends from subsidiaries to meet cash requirements or pay dividends.” There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

CCIC will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indentures applicable to a Change of Control Offer made by CCIC and purchases all notes properly tendered and not withdrawn under such Change of Control Offer. The provisions under the indentures relating to CCIC’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes then outstanding.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of CCIC and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require CCIC to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of CCIC and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset sales

CCIC will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	CCIC (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	fair market value is determined by CCIC’s board of directors and evidenced by a resolution of its board of directors set forth in an officers’ certificate delivered to the trustee under the applicable indenture; and

(3)	except in the case of a Tower Asset Exchange, at least 75% of the consideration received in such Asset Sale by CCIC or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

For purposes of this provision, each of the following shall be deemed to be cash:

(a)	any liabilities, as shown on CCIC’s or such Restricted Subsidiary’s most recent balance sheet, of CCIC or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee of the notes) that are assumed by the transferee of any assets pursuant to a customary novation agreement that releases CCIC or the Restricted Subsidiary from further liability; and

(b)	any securities, notes or other obligations received by CCIC or any Restricted Subsidiary from the transferee that are converted by CCIC or the Restricted Subsidiary into cash within 20 days of the applicable Asset Sale, to the extent of the cash received in that conversion.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, CCIC or the Restricted Subsidiary may apply those Net Proceeds to:

(1)	reduce Indebtedness under a Credit Facility;

(2)	reduce other Indebtedness of any of CCIC’s Restricted Subsidiaries;

(3)	the acquisition of all or substantially all the assets of a Permitted Business;

(4)	the acquisition of Voting Stock of a Permitted Business from a Person that is not a Subsidiary of CCIC; provided that, after giving effect to the acquisition, CCIC or its Restricted Subsidiary owns a majority of the Voting Stock of that business; or

(5)	the making of a capital expenditure or the acquisition of other long-term assets that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, CCIC may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indentures.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, CCIC will be required to make an offer to all Holders of notes, and all holders of other senior Indebtedness of CCIC containing provisions similar to those set forth in the indentures relating to the notes with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other senior Indebtedness of CCIC that may be purchased out of the Excess Proceeds (an “Asset Sale Offer”). The offer price in any Asset Sale Offer will be payable in cash and will be 100% of the principal amount of any notes, plus accrued and unpaid interest to the date of purchase. In the case of any other senior Indebtedness, the offer price will be 100% of the principal amount (or accreted value, as applicable) of the Indebtedness plus accrued and unpaid interest thereon, if any, to the date of purchase. Each Asset Sale Offer will be made in accordance with the procedures set forth in the indentures and the other senior Indebtedness of CCIC. If any Excess Proceeds remain after consummation of an Asset Sale Offer, CCIC may use the remaining Excess Proceeds for any purpose not otherwise prohibited by the indentures. If the aggregate principal amount of notes and the other senior indebtedness of CCIC tendered into the Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other senior Indebtedness to be purchased on a pro rata basis. Upon completion of the Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Certain covenants

Changes in covenants when notes rated investment grade

If on any date following the date of the applicable indenture

(1)	the senior notes or the series B senior notes, as the case may be, are rated Baa3 or better by Moody’s and BBB- or better by Standard & Poor’s (or, if either such entity ceases to rate the notes for reasons outside of the control of CCIC, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by CCIC as a replacement agency); and

(2)	no Default or Event of Default shall have occurred and be continuing under the indenture related to such notes,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants related to that particular series of notes meeting the requirements of clauses (1) and (2) above specifically listed under the following captions in this prospectus will be suspended:

(1)	“—Repurchase at the option of holders-Asset sales;”

(2)	“—Restricted payments;”

(3)	“—Incurrence of indebtedness and issuance of preferred stock;”

(4)	“—Dividend and other payment restrictions affecting subsidiaries;”

(5)	“—Transactions with affiliates;”

(6)	clause (2)(d) of the covenant described below under the caption “—Merger, consolidation or sale of assets;”

(7)	“—Limitation on issuances and sales of capital stock of restricted subsidiaries;” and

(8)	“—Business activities.”

During any period that the foregoing covenants have been suspended for a particular series of notes, CCIC’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the second paragraph of the definition of “Unrestricted Subsidiary.”

Notwithstanding the foregoing, if the rating assigned by either such rating agency to either the senior notes or the series B senior notes, as the case may be, should subsequently decline to below Baa3 or BBB-, respectively, the foregoing covenants will be reinstituted as to the senior notes or the series B senior notes, as the case may be, as of and from the date of such rating decline. Calculations under the reinstated “Restricted Payments” covenant will be made as if the “Restricted Payments” covenant had been in effect since the date of the indentures except that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. Notwithstanding that the suspended covenants may be reinstated, no default will be deemed to have occurred as a result of a failure to comply with such suspended covenants during any period such covenants have been suspended. There can be no assurance that either the senior notes or the series B senior notes will ever achieve an investment grade rating or that any such rating will be maintained.

Restricted payments

CCIC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)

declare or pay any dividend or make any other payment or distribution on account of CCIC’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving CCIC or any of its Restricted Subsidiaries) or to the direct or indirect holders of CCIC’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of CCIC or to CCIC or a Restricted Subsidiary of CCIC);

(2)	purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving CCIC) any Equity Interests of CCIC or any direct or indirect parent of CCIC (other than any such Equity Interests owned by CCIC or any of its Restricted Subsidiaries);

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except a payment of interest or principal at Stated Maturity; or

(4)	make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) including those occurring since the date of the May 1999 Senior Discount Note Indenture, being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default has occurred and is continuing or would occur as a consequence of the Restricted Payment; and

(2)	CCIC would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted Consolidated Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of indebtedness and Issuance of preferred stock”; provided that CCIC and its Restricted Subsidiaries will not be required to comply with this clause (2) in order to make any Restricted Investment; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by CCIC and its Restricted Subsidiaries after the date of the May 1999 Senior Discount Note Indenture (excluding Restricted Payments permitted by clauses (2), (3) and (4) of the paragraph of exceptions below), is less than the sum, without duplication, of:

(a)	100% of the Consolidated Cash Flow of CCIC for the period (taken as one accounting period) from the beginning of the fiscal quarter during which the May 1999 Senior Discount Note Indenture was executed to the end of CCIC’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if the Consolidated Cash Flow for such period is a deficit, less 100% of the deficit), less 1.75 times the Consolidated Interest Expense of CCIC since the beginning of the fiscal quarter during which the May 1999 Senior Discount Note Indenture was executed; plus

(b)	100% of the aggregate net cash proceeds received by CCIC since the beginning of the fiscal quarter during which the May 1999 Senior Discount Note Indenture was executed as a contribution to its common equity capital or from the issue or sale of Equity Interests of CCIC (other than Disqualified Stock and except to the extent such net cash proceeds are used to incur new Indebtedness outstanding pursuant to clause (11) of the second paragraph of the covenant described below under the caption “—Incurrence of indebtedness and issuance of preferred stock”) or from the issue or sale of Disqualified Stock or debt securities of CCIC that have been converted into Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of CCIC and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock); plus

(c)	to the extent that any Restricted Investment that was made after the date of the May 1999 Senior Discount Note Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of:

(A)	the cash return of capital with respect to the Restricted Investment (less the cost of disposition, if any); and

(B)	the initial amount of the Restricted investment; plus

(d)	to the extent that any Unrestricted Subsidiary of CCIC and all of its Subsidiaries are designated as Restricted Subsidiaries after the date of the May 1999 Senior Discount Note Indenture, the lesser of:

(A)	the fair market value of CCIC’s investments in such Subsidiaries as of the date of such designation; or

(B)	the sum of:

(x)	the fair market value of CCIC’s Investments in such Subsidiaries as of the date on which such Subsidiaries were originally designated as Unrestricted Subsidiaries; and

(y)	the amount of any Investments made in such Subsidiaries subsequent to such designation (and treated as Restricted Payments) by CCIC or any Restricted Subsidiary; provided that:

(1)	in the event the Unrestricted Subsidiaries designated as Restricted Subsidiaries are CTSH and its Subsidiaries, the references in clauses (A) and (B) of this clause (d) to fair market value of CCIC’s Investments in such Subsidiaries shall mean the amount by which the fair market value of all such Investments exceeds 34.3% of the fair market value of CTSH and its Subsidiaries as a whole; and

(2)	in the event the Unrestricted Subsidiaries designated as Restricted Subsidiaries are CCA Investment Corp. and its Subsidiaries, the references in clauses (A) and (B) of this clause (d) to fair market value of CCIC’s Investments in such Subsidiaries shall mean the amount by which the fair market value of all such Investments exceeds $250.0 million; plus

(e)	50% of any dividends received by CCIC or a Restricted Subsidiary after the date of the May 1999 Senior Discount Note Indenture from an Unrestricted Subsidiary of CCIC, to the extent that such dividends were not otherwise included in Consolidated Net Income of CCIC for such period.

The preceding provisions will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration of that dividend if at said date of declaration such payment would have complied with the provisions of the indentures;

(2)	the making of any Investment or the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of CCIC in exchange for, or out of the net cash proceeds from the sale since the beginning of the fiscal quarter during which the May 1999 Senior Discount Note Indenture was executed (other than to a Subsidiary of CCIC) of Equity Interests of CCIC (other than any Disqualified Stock); provided that the net cash proceeds are not used to Incur new Indebtedness pursuant to clause (11) of the second paragraph of the covenant described below under the caption, “—Incurrence of indebtedness and issuance of preferred stock”); and provided further that, in each case, the amount of any net cash proceeds that are so utilized will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the defeasance, redemption, repurchase, or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend by a Restricted Subsidiary of CCIC to the Holders of its Equity Interests on a pro rata basis;

(5)

the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of CCIC or any Restricted Subsidiary of CCIC held by any member of CCIC’s (or any of its Restricted Subsidiaries’) management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the May 1999 Senior Discount Note Indenture; provided that the aggregate price paid for all of the repurchased, redeemed, acquired or retired Equity Interests may not exceed:

(a)	$500,000 in any twelve-month period; and

(b)	$5.0 million in the aggregate since the date of the August 1999 Senior Note Indenture; or

(6)	the payment of scheduled dividends on CCIC’s 12 3/4% Senior Exchangeable Preferred Stock due 2010, whether paid in cash or in kind through the issuance of additional shares of such preferred stock, all in accordance with the certificate of designations governing such preferred stock as in effect on the date of the May 1999 Senior Discount Note Indenture.

The board of directors of CCIC may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by CCIC and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All of those outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of the Investments at the time of such designation. Such designation will only be permitted if the Restricted Payment would be permitted at the time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The board of directors of CCIC may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if the designation would not cause a Default.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by CCIC or the applicable Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any property, assets or Investments required by this covenant to be valued will be valued by the board of directors of CCIC whose resolution with respect to the determination will be delivered to the trustee.

Incurrence of indebtedness and issuance of preferred stock

CCIC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and CCIC will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided that CCIC may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and CCIC’s Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue preferred stock if, in each case, CCIC’s Debt to Adjusted Consolidated Cash Flow Ratio at the time of incurrence of the Indebtedness or the issuance of the preferred stock, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds from such incurrence or issuance as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of CCIC for which internal financial statements are available, would have been no greater than 7.5 to 1.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any of the following items of Disqualified Stock or preferred stock (collectively, “Permitted Debt”):

(1)	the incurrence by CCIC or any of its Restricted Subsidiaries of Indebtedness under Credit Facilities since the date of the August 1999 Senior Note Indenture in an aggregate principal amount (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of CCIC and its Restricted Subsidiaries thereunder) at any one time outstanding not to exceed the product of $150,000 times the number of Completed Towers on the date of such incurrence;

(2)	the incurrence by CCIC and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by CCIC of the Indebtedness represented by the notes issued on the date of the May 1999 Senior Discount Note Indenture;

(4)	the issuance by CCIC of additional shares of its 12 3/4% Senior Exchangeable Preferred Stock due 2010 solely for the purpose of paying dividends thereon and the incurrence by CCIC of Indebtedness represented by CCIC’s 12 3/4% Senior Subordinated Exchange Debentures due 2010;

(5)	the incurrence by CCIC or any of its Restricted Subsidiaries of Indebtedness since the date of the August 1999 Senior Note Indenture represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of CCIC or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (5), not to exceed $10.0 million at any one time outstanding;

(6)	the incurrence by CCIC or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness of CCIC or any of its Restricted Subsidiaries or Disqualified Stock of CCIC (other than intercompany Indebtedness) that was permitted by the indentures to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or this clause (6) of this paragraph;

(7)	the incurrence by CCIC or any of its Restricted Subsidiaries of intercompany Indebtedness between or among CCIC and any of its Restricted Subsidiaries; provided, however, that:

(i)	if CCIC is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes of such series and that:

(A)	any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than CCIC or a Restricted Subsidiary; and

(B)	any sale or other transfer of any such Indebtedness to a Person that is not either CCIC or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of the Indebtedness by CCIC or the Restricted Subsidiary, as the case may be;

(8)	the incurrence by CCIC or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indentures to be outstanding or currency exchange risk;

(9)	the guarantee by CCIC or any of its Restricted Subsidiaries of Indebtedness of CCIC or a Restricted Subsidiary of CCIC that was permitted to be incurred by another provision of the indentures;

(10)	the incurrence by CCIC or any of its Restricted Subsidiaries of Acquired Debt in connection with the acquisition of assets or a new Subsidiary and the incurrence by CCIC’s Restricted Subsidiaries of Indebtedness as a result of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary; provided that, in the case of any such incurrence of Acquired Debt, such Acquired Debt was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by CCIC or one of its Restricted Subsidiaries and was not incurred in connection with, or in contemplation of, the acquisition by CCIC or one of its Restricted Subsidiaries; and provided further that, in the case of any incurrence pursuant to this clause (10), as a result of such acquisition by CCIC or one of its Restricted Subsidiaries, CCIC’s Debt to Adjusted Consolidated Cash Flow Ratio at the time of incurrence of such Acquired Debt, after giving pro forma effect to such incurrence as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of CCIC for which internal financial statements are available, would have been less than CCIC’s Debt to Adjusted Consolidated Cash Flow Ratio for the same period without giving pro forma effect to such incurrence;

(11)	the incurrence by CCIC or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock not to exceed, at any one time outstanding, the sum of:

(i)	2.0 times the aggregate net cash proceeds; plus

(ii)	1.0 times the fair market value of non-cash proceeds (evidenced by a resolution of the board of directors of CCIC set forth in an officers’ certificate delivered to the trustee);

in each case, from the issuance and sale, other than to a Subsidiary, of Equity Interests (other than Disqualified Stock) of CCIC since the beginning of the fiscal quarter during which the May 1999 Senior Discount Note Indenture was executed (less the amount of such proceeds used to make Restricted Payments as provided in clause (3)(b) of the first paragraph or clause (2) of the second paragraph of the covenant described above under the caption “—Restricted payments”); and

(12)	the incurrence by CCIC or any of its Restricted Subsidiaries since the date of the August 1999 Senior Note Indenture of additional Indebtedness and/or the issuance by CCIC of Disqualified Stock in an aggregate principal amount, accreted value or liquidation preference, as applicable, at any time outstanding, not to exceed $25.0 million.

The indentures also provide that:

(1)	CCIC will not incur any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of CCIC unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of CCIC will be deemed to be contractually subordinated in right of payment to any other Indebtedness of CCIC solely by virtue of being unsecured; and

(2)	CCIC will not permit any of its Unrestricted Subsidiaries to incur any Indebtedness other than Non-Recourse Debt.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above or is entitled to be incurred pursuant to the first paragraph of this covenant, CCIC will, in its sole discretion, classify (or later reclassify in whole or in part) such item of Indebtedness in any manner that complies with this covenant. Accrual of interest accretion or amortization of original issue discount and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. Indebtedness under Credit Facilities outstanding on the date of the indentures shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The debt represented by the notes issued on the date of the indentures shall be deemed to have been incurred on such date in reliance on the exception provided by clause (11) of the definition of Permitted Debt and the new notes to be issued in the exchange offer in exchange for these notes will be deemed to be a Permitted Refinancing under such clause (11).

Liens

CCIC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, or suffer to exist any Lien securing Indebtedness or trade payables on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

Dividend and other payment restrictions affecting subsidiaries

CCIC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions to CCIC or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits;

(2)	pay any indebtedness owed to CCIC or any of its Restricted Subsidiaries;

(3)	make loans or advances to CCIC or any of its Restricted Subsidiaries; or

(4)	transfer any of its properties or assets to CCIC or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	Existing Indebtedness as in effect on the date of the indentures, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the applicable series of Existing Indebtedness as in effect on the date of the indentures;

(2)	Indebtedness of any Restricted Subsidiary under any Credit Facility that is permitted to be incurred pursuant to the covenant under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such Credit Facility and Indebtedness contain only such encumbrances and restrictions on such Restricted Subsidiary’s ability to engage in the activities set forth in clauses (1) through (4) of the preceding paragraph as are, at the time such Credit Facility is entered into or amended, modified, restated, renewed, increased, supplemented, refunded, replaced or refinanced, ordinary and customary for a Credit Facility of that type as determined in the good faith judgment of CCIC’s board of directors (and evidenced in a board resolution), which determination shall be conclusively binding;

(3)	encumbrances and restrictions applicable to any Unrestricted Subsidiary, as the same are in effect as of the date on which the Subsidiary becomes a Restricted Subsidiary, and as the same may be amended, modified, restated, renewed, increased, supplemented, refunded, replaced or refinanced; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to the dividend and other payment restrictions than those contained in the applicable series of Indebtedness of such Subsidiary as in effect on the date on which such Subsidiary becomes a Restricted Subsidiary;

(4)	any Indebtedness incurred in compliance with the covenant under the heading “—Incurrence of indebtedness and issuance of preferred stock” or any agreement pursuant to which such Indebtedness is issued if the encumbrance or restriction applies only in the event of a payment default or default with respect to a financial covenant contained in the Indebtedness or agreement and the encumbrance or restriction is not materially more disadvantageous to the Holders of the notes than is customary in comparable financings (as determined by CCIC) and CCIC determines that any such encumbrance or restriction will not materially affect CCIC’s ability to pay interest or principal on the notes;

(5)	the indentures governing the notes;

(6)	applicable law;

(7)	any instrument governing Indebtedness or Capital Stock of a Person acquired by CCIC or any of its Restricted Subsidiaries as in effect at the time that Person is acquired by CCIC (except to the extent the Indebtedness was incurred in connection with or in contemplation of the acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, the Indebtedness was permitted by the terms of the indentures to be incurred;

(8)	customary non-assignment provisions in leases or licenses entered into in the ordinary course of business;

(9)	purchase money obligations for property acquired in the ordinary course of business of the nature described in clause (5) in the second paragraph of the covenant described above under the caption “—Incurrence of indebtedness and issuance of preferred stock” on the property so acquired;

(10)	the provisions of agreements governing Indebtedness incurred pursuant to clause (4) of the second paragraph of the covenant described above under the caption “—Incurrence of indebtedness and issuance of preferred stock”;

(11)	any agreement for the sale of a Restricted Subsidiary that restricts that Restricted Subsidiary pending its sale;

(12)	Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing the Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(13)	Liens permitted to be incurred pursuant to the provisions of the covenant described under the caption “—Liens” that limit the right of the debtor to transfer the assets subject to such Liens;

(14)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements; and

(15)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, consolidation or sale of assets

CCIC may not:

(1)	consolidate or merge with or into (whether or not CCIC is the surviving corporation); or

(2)	sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity, unless:

(a)	either:

(A)	CCIC is the surviving corporation; or

(B)	the entity or the Person formed by or surviving any such consolidation or merger (if other than CCIC) or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(b)	the entity or Person formed by or surviving any such consolidation or merger (if other than CCIC) or the entity or Person to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of CCIC under the senior notes or the series B senior notes, as the case may be, and the applicable indenture governing such notes, in each such case pursuant to a supplemental indenture in a form reasonably satisfactory to the applicable trustee;

(c)	immediately after such transaction no Default exists; and

(d)	except in the case of:

(A)	a merger of CCIC with or into a Wholly Owned Restricted Subsidiary of CCIC; and

(B)	a merger entered into solely for the purpose of reincorporating CCIC in another jurisdiction:

(x)	in the case of a merger or consolidation in which CCIC is the surviving corporation, CCIC’s Debt to Adjusted Consolidated Cash Flow Ratio at the time of the transaction, after giving pro forma effect to the transaction as of such date for balance sheet purposes and as if the transaction had occurred at the beginning of the most recently ended four full fiscal quarter period of CCIC for which internal financial statements are available for income statement purposes, would have been less than CCIC’s Debt to Adjusted Consolidated Cash Flow Ratio for the same period without giving pro forma effect to such transaction; or

(y)	in the case of any other such transaction, the Debt to Adjusted Consolidated Cash Flow of the entity or Person formed by or surviving any such consolidation or merger (if other than CCIC), or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made, at the time of the transaction, after giving pro forma effect to the transaction as of such date for balance sheet purposes and as if such transaction had occurred at the beginning of the most recently ended four full fiscal quarter period of such entity or Person for which internal financial statements are available for income statement purposes, would have been less than CCIC’s Debt to Adjusted Consolidated Cash Flow Ratio for the same period without giving pro forma effect to such transaction; provided that for purposes of determining the Debt to Adjusted Consolidated Cash Flow Ratio of any entity or Person for purposes of this clause (y) the entity or Person will be substituted for CCIC in the definition of Debt to Adjusted Consolidated Cash Flow Ratio and the defined terms included therein under the caption “—Certain definitions.”

Transactions with affiliates

CCIC will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(1)	such Affiliate Transaction is on terms that are no less favorable to CCIC or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by CCIC or such Restricted Subsidiary with an unrelated Person; and

(2)	CCIC delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the board of directors of CCIC set forth in an officers’ certificate certifying that the Affiliate Transaction complies with clause (1) above and that the Affiliate Transaction has been approved by a majority of the disinterested members of the board of directors of CCIC; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Holders of the Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

Notwithstanding the foregoing, the following items will not be deemed to be Affiliate Transactions:

(1)	any employment arrangements with any executive officer of CCIC or a Restricted Subsidiary that is entered into by CCIC or any of its Restricted Subsidiaries in the ordinary course of business and consistent with compensation arrangements of similarly situated executive officers at comparable companies engaged in Permitted Businesses;

(2)	transactions between or among CCIC and/or its Restricted Subsidiaries;

(3)	payment of directors fees in an aggregate annual amount not to exceed $25,000 per Person;

(4)	Restricted Payments that are permitted by the provisions of the indentures described above under the caption “—Restricted Payments”;

(5)	the issuance or sale of Equity Interests (other than Disqualified Stock) of CCIC; and

(6)	transactions pursuant to the provisions of the governance agreement and the stockholders agreement, as the same were in effect on the date of the indentures.

Sale and leaseback transactions

CCIC will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that CCIC or any of its Restricted Subsidiaries may enter into a sale and leaseback transaction if:

(1)	CCIC or such Restricted Subsidiary, as applicable, could have:

(a)	incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the Debt to Adjusted Consolidated Cash Flow Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of indebtedness and issuance of preferred stock”;

(b)	incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens”;

(2)	the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the board of directors) of the property that is the subject of the sale and leaseback transaction; and

(3)	the transfer of assets in the sale and leaseback transaction is permitted by, and CCIC applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the option of holders—Asset sales.”

Limitation on issuances and sales of capital stock of restricted subsidiaries

CCIC:

(1)	will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Restricted Subsidiary of CCIC to any Person (other than CCIC or a Wholly Owned Restricted Subsidiary of CCIC); and

(2)	will not permit any of its Restricted Subsidiaries to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares) to any Person other than to CCIC or a Wholly Owned Restricted Subsidiary of CCIC, unless, in each such case:

(a)	as a result of such transfer, conveyance, sale, lease or other disposition or issuance such Restricted Subsidiary no longer constitutes a Subsidiary; and

(b)	the cash Net Proceeds from, such transfer, conveyance, sale, lease or other disposition or issuance are applied in accordance with the covenant described above under the caption “—Repurchase at the option of holders—Asset sales.”

Notwithstanding the foregoing, the issuance or sale of shares of Capital Stock of any Restricted Subsidiary of CCIC will not violate the provisions of the immediately preceding sentence, if such shares are issued or sold in connection with:

(x)	the formation or capitalization of a Restricted Subsidiary, or

(y)	a single transaction or a series of substantially contemporaneous transactions whereby such Restricted Subsidiary becomes a Restricted Subsidiary of CCIC by reason of the acquisition of securities or assets from another Person.

Limitation on issuances of guarantees of indebtedness

CCIC will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of CCIC unless such Subsidiary simultaneously executes and delivers a supplemental indenture to each of the indentures governing the notes providing for the Guarantee of the payment of the notes by such Subsidiary, which Guarantee shall be senior to or pari passu with such Subsidiary’s Guarantee of or pledge to secure such other Indebtedness. Notwithstanding the foregoing, any

Guarantee by a Subsidiary of the notes shall provide by its terms that it shall be automatically and unconditionally released and, discharged upon any sale, exchange or transfer, to any Person other than a Subsidiary of CCIC, of all of CCIC’s stock in, or all or substantially all the assets of, such Subsidiary, which sale, exchange or transfer is made in compliance with the applicable provisions of the indentures governing the notes. The form of Guarantees are attached as exhibits to the indentures.

Business activities

CCIC will not, and will not permit any Subsidiary to, engage in any business other than Permitted Businesses, except to the extent as would not be material to CCIC and its Subsidiaries taken as a whole.

Reports

Whether or not required by the Commission, so long as any notes are outstanding, CCIC will furnish to the Holders of notes:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if CCIC were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of CCIC and its consolidated Subsidiaries (showing in reasonable detail in the footnotes to the financial statements and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case to the extent not prohibited by the Commission’s rules and regulations:

(a)	the financial condition and results of operations of CCIC and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of CCIC; and

(b)	the Tower Cash Flow for the most recently completed fiscal quarter and the Adjusted Consolidated Cash Flow for the most recently completed four-quarter period)

and, with respect to the annual information only, a report thereon by CCIC’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the Commission on Form 8-K if CCIC were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

In addition, whether or not required by the rules and regulations of the Commission, CCIC will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations, unless the Commission will not accept such a filing, and make such information available to securities analysts and prospective investors upon request.

Events of default and remedies

Each of the following constitutes an Event of Default under the applicable indenture:

(1)	default for 30 days in the payment when due of interest on the notes;

(2)	default in payment when due of the principal of or premium, if any, on the notes;

(3)	failure by CCIC or any of its Subsidiaries to comply with the provisions described under the caption “—Certain covenants—Merger, consolidation or sale of assets” or failure by CCIC to consummate a Change of Control Offer or Asset Sale Offer in accordance with the provisions of the indentures applicable to the offers;

(4)	failure by CCIC or any of its Subsidiaries for 30 days after notice to comply with any of its other agreements in the indentures or the notes;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by CCIC or any of its Significant Subsidiaries, or the payment of which is guaranteed by CCIC or any of its Significant Subsidiaries, whether such Indebtedness or guarantee now exists, or is created after the date of the indentures, which default:

(a)	is caused by a failure to pay principal of or premium, if any, or interest on the Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of the default (a “Payment Default”); or

(b)	results in the acceleration of the Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(6)	failure by CCIC or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; or

(7)	certain events of bankruptcy or insolvency described in the indentures with respect to CCIC or any of its Restricted Subsidiaries.

If any Event of Default occurs and is continuing, the trustee under the applicable indenture or the Holders of at least 25% in principal amount at maturity of the then outstanding senior notes or series B senior notes, as the case may be, may declare all the notes of such series to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to CCIC, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indentures or the notes except as provided in the indentures. Subject to certain limitations, Holders of a majority in principal amount at maturity of the then outstanding notes may direct the trustee under the applicable indenture in its exercise of any trust or power.

The Holders of a majority in aggregate principal amount at maturity of the senior notes or series B senior notes, as the case may be, then outstanding by notice to the trustee under the applicable indenture may on behalf of the Holders of all notes of such series waive any existing Default or Event of Default and its consequences under the applicable indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

The indentures provide that if a Default occurs and is continuing and is known to the trustee, the trustee must mail to each Holder of the notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the Holders of the notes. In addition, CCIC is required to deliver to the trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. CCIC is also required to deliver to the trustee, promptly after the occurrence thereof, written notice of any event that would constitute a Default, the status thereof and what action CCIC is taking or proposes to take in respect thereof.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator or stockholder of CCIC, as such, shall have any liability for any obligations of CCIC under the notes, the indentures or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal defeasance and covenant defeasance

CCIC may, at its option and at any time, elect to have all of its obligations discharged with respect to the senior notes or the series B senior notes outstanding (“Legal Defeasance”) except for:

(1)	the rights of Holders of outstanding notes of such series to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below;

(2)	CCIC’s obligations with respect to such notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and CCIC’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the applicable indenture.

In addition, CCIC may, at its option and at any time, elect to have the obligations of CCIC released with respect to certain covenants that are described in the indentures (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events described under “—Events of default and remedies,” but not including non-payment and bankruptcy, receivership, rehabilitation and insolvency events with respect to CCIC, will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	CCIC must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in United States Dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the redemption date, as the case may be, and CCIC must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, CCIC shall have delivered to the trustee under the applicable indenture an opinion of counsel in the United States reasonably acceptable to the trustee confirming that:

(a)	CCIC has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)	since the date of the applicable indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, CCIC shall have delivered to the trustee under the applicable indenture an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the Holders of the outstanding notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing either:

(a)	on the date of such deposit, other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit; or

(b)	insofar as Events of Default from bankruptcy or insolvency events with respect to CCIC are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument, other than the applicable indenture, to which CCIC or any of its Restricted Subsidiaries is a party or by which CCIC or any of its Restricted Subsidiaries is bound;

(6)	CCIC must have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7)	CCIC must deliver to the trustee under the applicable indenture an officers’ certificate stating that the deposit was not made by CCIC with the intent of preferring the Holders of such series of notes over the other creditors of CCIC with the intent of defeating, hindering, delaying or defrauding creditors of CCIC or others; and

(8)	CCIC must deliver to the trustee under the applicable indenture an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, supplement and waiver

Except as described in the two paragraphs below, the Holders of a majority in principal amount at maturity of either series of notes outstanding can, with respect to the relevant series of notes:

(1)	consent to any amendment or supplement to the relevant indenture or the related series of notes; and

(2)	waive any existing default under, or the compliance with any provisions of, the relevant indenture or the related series of notes.

Consents and waivers obtained in connection with a purchase of, or tender offer or exchange offer for, the relevant series of notes shall be included for purposes of the previous sentence.

Without the consent of each Holder affected, an amendment or waiver with respect to any notes of a particular series held by a non-consenting Holder may not:

(1)	reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption, but not any required repurchase in connection with an Asset Sale Offer or Change of Control Offer, of the notes of such series;

(3)	reduce the rate of or change the time for payment of interest on any note of such series;

(4)	waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes of particular series, excluding a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration;

(5)	make any note of a particular series payable in money other than that stated in the notes;

(6)	make any change in the provisions of the applicable indenture relating to waivers of past Defaults or the rights of Holders of notes of a particular series to receive payments of principal of or premium, if any, or interest on the notes;

(7)	waive a redemption payment, but not any payment upon a required repurchase in connection with an Asset Sale Offer or Change of Control Offer, with respect to any note of a particular series;

(8)	except as provided under the caption “—Legal defeasance and covenant defeasance” or in accordance with the terms of any Subsidiary Guarantee, release a Subsidiary Guarantor from its obligations under its Subsidiary Guarantee or make any change in a Subsidiary Guarantee that would adversely affect the Holders of the notes of a particular series; or

(9)	make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any Holder of notes of a particular series, CCIC and the trustee may amend or supplement the applicable indenture or the notes of such series to:

(1)	cure any ambiguity, defect or inconsistency;

(2)	provide for uncertificated notes in addition to or in place of certificated notes;

(3)	provide for the assumption of CCIC’s obligations to Holders of notes of such series in the case of a merger or consolidation;

(4)	make any change that would provide any additional rights or benefits to the Holders of notes of such series or that does not adversely affect the legal rights under the applicable indenture of any such Holder; or

(5)	comply with requirements of Commission in order to effect or maintain the qualification of the applicable indenture under the Trust Indenture Act.

Concerning the trustee

The indentures contain certain limitations on the rights of the trustee, should it become a creditor of CCIC, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount at maturity of the notes of a particular series then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee under the applicable indenture, subject to certain exceptions. The indentures provide that if an Event of Default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indentures at the request of any Holder of notes of a particular series, unless that Holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional information

Anyone who receives this prospectus may obtain a copy of the indentures and the registration rights agreements without charge by writing to Crown Castle International Corp., 510 Bering Drive, Suite 500, Houston, Texas 77057, Attention: Chief Financial Officer.

Book-entry, delivery and form

The new notes will be represented by one or more global notes in registered form without interest coupons (collectively, the “Global notes”). The Global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of global notes for certificated notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the Global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depository procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. CCIC takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC had advised CCIC that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers of the old notes (the “Initial Purchasers”)), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised CCIC that, pursuant to procedures established by it:

(1)	upon deposit of the Global notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global notes; and

(2)	ownership of these interests in the Global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global notes).

Except as described below, owners of an interest in the Global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the applicable indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Special Interest, if any, on a Global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indentures. Under the terms of the indentures, CCIC and the trustee will treat the Persons in whose names the notes, including the Global notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither CCIC, the trustee nor any agent of CCIC or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised CCIC that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or CCIC. Neither CCIC nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and CCIC and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised CCIC that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global notes for legended notes in certificated form, and to distribute such notes to its Participants.

Neither CCIC nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of global notes for certificated notes

A Global note is exchangeable for Certificated notes if:

(1)	DTC (a) notifies CCIC that it is unwilling or unable to continue as depositary for the Global notes and CCIC fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act:

(2)	CCIC, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated notes; or,

(3)	there shall have occurred and be continuing, a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global note may be exchanged for Certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indentures. In all cases, Certificated notes delivered in exchange for any Global note or beneficial interests in Global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of certificated notes for global notes

New notes in certificated form may not be exchanged for beneficial interests in any Global note unless the transferor first delivers to the trustee a written certificate (in the forms provided in the indentures) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same day settlement and payment

CCIC will make payments in respect of the notes represented by the Global notes (including principal, premium, if any, interest and Special Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global note Holder. CCIC will make all payments of principal, interest and premium and Special Interest, if any, with respect to Certificated notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global notes are expected to trade in DTC’s Same-day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. CCIC expects that secondary trading in any Certificated notes will also be settled in immediately available funds.

Registration rights; special interest

Holders of the new notes are not entitled to any registration rights with respect to the new notes.

The following description is a summary of the material provisions of the registration rights agreements relating to the old senior notes and the old series B senior notes. It does not restate these agreements in their entirety. We urge you to read the registration rights agreements in their entirety because they, and not this description, define your registration rights as holders of the notes. See “—Additional Information.”

CCIC and the Initial Purchasers entered into the registration rights agreements on the respective closing dates of initial purchase of the old notes by the Initial Purchasers. Pursuant to the registration rights agreements, CCIC agreed to file with the Commission an exchange offer registration statement on the appropriate form under the Securities Act with respect to the new notes. Upon the effectiveness of the exchange offer registration statement, CCIC will offer to the holders of Registrable Securities pursuant to the exchange offer who are able to make certain representations the opportunity to exchange their Registrable Securities for new notes.

The registration rights agreements provide that if:

(1)	on or prior to the time the exchange offer is completed existing Commission interpretations are changed such that the new notes received by Holders in the exchange offer for Registrable Securities are not or would not be, upon receipt, transferable by each such holder without restriction under the Securities Act;

(2)	the exchange offer has not been completed within 225 days following the respective closing dates of the initial purchase of the old notes by the Initial Purchasers; or

(3)	the exchange offer is not available to any holder of the old notes;

CCIC will file with the Commission a shelf registration statement to cover resales of the old notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

CCIC will use all commercially reasonable efforts to cause the applicable registration statement to be declared effective by the Commission within the periods specified in the registration rights agreement.

For purposes of the preceding, “Registrable Securities” means each old note until:

(1)	the old note has been exchanged for a new note in an exchange offer;

(2)	a shelf registration statement registering such old note under the Securities Act has been declared or becomes effective and such old note has been sold or otherwise transferred by the holder thereof in accordance with the shelf registration statement;

(3)	such old note is distributed to the public pursuant to Rule 144 under circumstances in which any legend borne by such note relating to restrictions on transferability thereof, under the Securities Act, is removed by the Company or pursuant to the applicable Indenture;

(4)	such old note is eligible to be sold pursuant to Rule 144(k); or

(5)	such old note shall cease to be outstanding.

The registration rights agreements provide:

(1)	CCIC will file an exchange offer registration statement relating to a particular series of old notes with the Commission not later than 60 days after the respective closing dates of the initial purchase of the old notes by the Initial Purchasers;

(2)	CCIC will use all commercially reasonable efforts to cause the applicable exchange offer registration statement relating to a particular series of old notes to be declared effective by the Commission not later than 180 days after the respective closing dates of the initial purchase of the old notes by the initial purchasers;

(3)	unless the exchange offer would not be permitted by applicable law or Commission policy, CCIC will:

(a)	use its best efforts to commence and complete the exchange offer relating to the particular series of old notes not later than 30 business days after the date on which such exchange offer registration statement was declared effective; and

(b)	hold the exchange offers open for at least 20 business days, or longer, if required by the federal securities laws, after the commencement of the exchange offer and issue, on or prior to the expiration of the exchange offer, new notes in exchange for all notes tendered prior thereto in the exchange offer; and

(4)	if obligated to file the shelf registration statement, CCIC will file the shelf registration statement relating to the particular series of old notes with the Commission on or prior to 45 days after such filing obligation arises and will use all commercially reasonable efforts to cause the shelf registration statement to be declared effective by the Commission on or prior to 90 days after the filing of the shelf registration statement.

If:

(1)	CCIC fails to file any of the registration statements required by the registration rights agreements on or before the date specified for such filing; or

(2)	any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness; or

(3)	CCIC fails to consummate the exchange offer within 30 business days of the effective date of any such registration statement with respect to the exchange offer registration statement; or

(4)	the shelf registration statement or the exchange offer registration statement relating to the particular series of old notes is declared effective but thereafter ceases to be effective or usable in connection with resales of such Registrable Securities during the periods specified in the registration rights agreements (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then CCIC will pay special interest (“Special Interest”) to each Holder of the applicable series of notes with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of such notes held by such Holder.

The amount of the Special Interest will increase by an additional $.05 per week per $1,000 principal amount of such notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Special Interest for all Registration Defaults of $.50 per week per $1,000 principal amount of such notes.

All accrued Special Interest will be paid by CCIC on each Special Interest payment date to the Holder of such Global note by wire transfer of immediately available funds or by federal funds check and to Holders of such Certified notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, relating to such applicable series of notes the accrual of Special Interest relating to such applicable series of notes will cease.

Holders of the old notes are required to make certain representations to CCIC (as described in the registration rights agreements) in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their Registrable Securities included in the shelf registration statement and benefit from the provisions regarding Special Interest set forth above. By acquiring Registrable Securities, a holder will be deemed to have agreed to indemnify CCIC against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of the old notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from CCIC.

Certain definitions

Set forth below are certain defined terms used in the indentures. Reference is made to the indentures for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Adjusted Consolidated Cash Flow” means, as of any date of determination, the sum of:

(1)	the Consolidated Cash Flow of CCIC for the four most recent full fiscal quarters ending immediately prior to such date for which internal financial statements are available, less CCIC’s Tower Cash Flow for such four-quarter period; plus

(2)	the product of four times CCIC’s Tower Cash Flow for the most recent fiscal quarter for which internal financial statements are available.

For purposes of making the computation referred to above:

(1)	acquisitions that have been made by CCIC or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the reference period or subsequent to such reference period and on or prior to the calculation date shall be deemed to have occurred on the first day of the reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (2) of the proviso set forth in the definition of Consolidated Net Income;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the calculation date, shall be excluded; and

(3)	the corporate development expense of CCIC and its Restricted Subsidiaries calculated in a manner consistent with the audited financial statements of CCIC included in this prospectus shall be added to Consolidated Cash Flow to the extent it was included in computing Consolidated Net Income.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as-used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback); provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of CCIC and its Subsidiaries taken as a whole will be governed by the provisions of the indentures described above under the caption “—Repurchase at the option of holders—Change of control” and/or the provisions described above under the caption “—Repurchase at the option of Holders—Merger, consolidation or sale of assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issue or sale by CCIC or any of its Restricted Subsidiaries of Equity Interests of any of CCIC’s Subsidiaries (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than CCIC or a Restricted Subsidiary), in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions:

(a)	that have a fair market value in excess of $1.0 million; or

(b)	for net proceeds in excess of $1.0 million.

Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales:

(1)	a transfer of assets by CCIC to a Restricted Subsidiary or by a Restricted Subsidiary to CCIC or to another Restricted Subsidiary;

(2)	an issuance of Equity Interests by a Subsidiary to CCIC or to another Restricted Subsidiary;

(3)	a transfer or issuance of Equity Interests of an Unrestricted Subsidiary to an Unrestricted Subsidiary; provided, however, that such transfer or issuance does not result in a decrease in the percentage of ownership of the voting securities of such transferee Unrestricted Subsidiary that are collectively held by CCIC and its Subsidiaries;

(4)	a Restricted Payment that is permitted by the covenant described above under the caption “—Certain covenants—Restricted payments”;

(5)	grants of leases or licenses in the ordinary course of business; and

(6)	disposals of Cash Equivalents.

“August 1999 Senior Note Indenture” means that certain indenture dated as of August 3, 1999 between the Company and United States Trust Company of New York, as Trustee, governing the Company’s 9 1/2% Senior Notes due 2011.

“Asset Sale Offer” has the meaning set forth above under the caption “Repurchase at the option of Holders—Asset sales.”

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government, or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Senior Credit Facility or with any domestic commercial bank having capital and surplus’ in excess of $500.0 million and a Thompson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above

(5)	commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Group and in each case maturing within six months after the date of acquisition and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1)-(5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a’ series of related transactions, of all or substantially all of the assets of CCIC and its Restricted Subsidiaries, taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2)	the adoption of a plan relating to the liquidation or dissolution of CCIC;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the “beneficial owner” (as, such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of CCIC (measured by voting power rather than number of shares); provided that transfers of Equity Interests in CCIC between or among the beneficial owners of CCIC’s Equity Interests and/or Equity Interests in CTSH, in each case as of the date of the indenture, will not be deemed to cause a Change of Control under this clause (3) so long as no single Person together with its Affiliates acquires a beneficial interest in more of the Voting Stock of CCIC than is at the time collectively beneficially owned by the Principals and their Related Parties;

(4)	the first day on which a majority of the members of the board of directors of CCIC are not Continuing Directors; or

(5)	CCIC consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, CCIC, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of CCIC is converted into or exchanged for cash, securities or other property, other than any such transaction where:

(a)	the Voting Stock of CCIC outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance); or

(b)	the Principals and their Related Parties own a majority of such outstanding shares after such transaction.

“Change of Control Offer” has the meaning set forth above under the caption “Repurchase at the option of Holders—Change of control.”

“Change of Control Payment” has the meaning set forth above under the caption “Repurchase at the option of Holders—Change of control.”

“Change of Control Payment Date” has the meaning set forth above under the caption “Repurchase at the option of Holders—Change of control.”

“Completed Tower” means any wireless transmission tower owned or managed by CCIC or any of its Restricted Subsidiaries that, as of any date of determination:

(1)	has at least one wireless communications or broadcast tenant that has executed a definitive lease with CCIC or any of its Restricted Subsidiaries, which lease is producing revenue with respect to the tower as of the date of determination; and

(2)	has capacity for at least two tenants in addition to the tenant referred to in clause (1) of this definition.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period; plus:

(1)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income; plus

(2)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(3)	depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4)	non-cash items increasing such Consolidated Net Income for such period (excluding any items that were accrued in the ordinary course of business),

in each case on a consolidated basis and determined in accordance with GAAP.

“Consolidated Indebtedness” means, with respect to any Person as of any date of determination, the sum, without duplication, of:

(1)	the total amount of Indebtedness of such Person and its Restricted Subsidiaries; plus

(2)	the total amount of Indebtedness of any other Person, to the extent that such Indebtedness has been Guaranteed by the referent Person or one or more of its Restricted Subsidiaries; plus

(3)	the aggregate liquidation value of all Disqualified Stock of such Person and all preferred stock of Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period determined in accordance with GAAP, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments, if any, pursuant to Hedging Obligations); plus

(2)	all preferred stock dividends paid or accrued in respect of CCIC’s and its Restricted Subsidiaries’ preferred stock to Persons other than CCIC or a Wholly Owned Restricted Subsidiary of CCIC other than preferred stock dividends paid by CCIC in shares of preferred stock that is not Disqualified Stock.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Person other than CCIC that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof;

(2)	the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

(3)	the cumulative effect of a change in accounting principles shall be excluded; and

(4)	the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded whether or not distributed to CCIC or one of its Restricted Subsidiaries.

“Consolidated Tangible Assets” means, with respect to CCIC, the total consolidated assets of CCIC and its Restricted Subsidiaries, less the total intangible assets of CCIC and its Restricted Subsidiaries, as shown on the most recent internal consolidated balance sheet of CCIC and such Restricted Subsidiaries calculated on a consolidated basis in accordance with GAAP

“Continuing Directors” means, as of any date of determination, any member of the board of directors of CCIC who:

(1)	was a member of such board of directors on the date of the August 1999 Senior Note Indenture;

(2)	was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election; or

(3)	is a designee of a Principal or was nominated by a Principal.

“Covenant Defeasance” has the meaning set forth above under the caption “—Legal Defeasance and Covenant Defeasance.”

“Credit Facilities” means one or more debt facilities (including, without limitation, the Senior Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Debt to Adjusted Consolidated Cash Flow Ratio” means, as of any date of determination, the ratio of:

(1)	the Consolidated Indebtedness of CCIC as of such date to

(2)	the Adjusted Consolidated Cash Flow of CCIC as of such date.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in each case, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require CCIC to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that CCIC may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above the caption “—Certain covenants—Restricted payments.”

“Eligible Indebtedness” means any Indebtedness other than:

(1)	Indebtedness in the form of, or represented by, bonds or other securities or any guarantee thereof; and

(2)	Indebtedness that is, or may be, quoted, listed or purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, the market for securities eligible for resale pursuant to Rule 144A under the Securities Act).

“Equity Interests” means Capital Stock, and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Excess Proceeds” has the meaning set forth above under the caption “Repurchase at the option of Holders—Asset sales.”

“Existing Indebtedness” means Indebtedness of CCIC and its Subsidiaries (other than Indebtedness under the Senior Credit Facility) in existence on August 3, 1999, until such amounts are repaid.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates or, currency exchange rates.

“Holder” means a Person in whose name a note is registered.

“Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person whether or not such Indebtedness is assumed by such Person (the amount of such Indebtedness as of any date being deemed to be the lesser of the value of such property or assets as of such date or the principal amount of such Indebtedness of such other Person so secured) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be:

(1)	the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If CCIC or any Restricted Subsidiary of CCIC sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of CCIC or a Restricted Subsidiary of CCIC issues any of its Equity Interests such that, in each case, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of CCIC, CCIC shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain covenants—Restricted payments.”

“Legal Defeasance” has the meaning set forth above under the caption “Legal Defeasance and Covenant Defeasance.”

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“May 1999 Senior Discount Note Indenture” means that certain indenture, dated as of May 15, 1999, between CCIC and United States Trust Company of New York, as trustee, governing CCIC’s 10 3/8% Senior Discount Notes due 2011.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however

(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with:

(a)	any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions); or

(b)	the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by CCIC or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

(1)	the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof;

(2)	taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3)	amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under a Credit Facility) secured by a Lien on the asset or assets that were the subject of such Asset Sale;

(4)	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale;

(5)	the deduction of appropriate amounts provided by the seller as a reserve in accordance with GAAP against any liabilities associated with the assets disposed of in such Asset Sale and retained by CCIC or any Restricted Subsidiary after such Asset Sale; and

(6)	without duplication, any reserves that CCIC’s board of directors determines in good faith should be made in respect of the sale price of such asset or assets for post closing adjustments;

provided that in the case of any reversal of any reserve referred to in clause (5) or (6) above, the amount so reversed shall be deemed to be Net Proceeds from an Asset Sale as of the date of such reversal.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither CCIC nor any of its Restricted Subsidiaries:

(a)	provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness);

(b)	is directly or indirectly liable (as a guarantor or otherwise); or

(c)	constitutes the lender;

(2)	no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of CCIC or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of CCIC or any of its Restricted Subsidiaries (except that this clause (3) will not apply to any indebtedness incurred by CTSH and its Subsidiaries prior to the date CTSH became a Subsidiary).

“Payment Default” has the meaning set forth above under the caption “Events of Default and Remedies.”

“Permitted Business” means any business conducted by CCIC, its Restricted Subsidiaries or CTSH and its Subsidiaries on the date of the indenture and any other business related, ancillary or complementary to any such business.

“Permitted Investment” means:

(1)	any Investment in CCIC or in a Restricted Subsidiary of CCIC;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by CCIC or any Restricted Subsidiary of CCIC in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of CCIC; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, CCIC or a Restricted Subsidiary of CCIC;

(4)	any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the option of Holders—Asset sales”;

(5)	any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of CCIC;

(6)	receivables created in the ordinary course of business;

(7)	loans or advances to employees made in the ordinary course of business since the date of the August 1999 Senior Note Indenture not to exceed $2.0 million at any one time outstanding;

(8)	securities and other assets received in settlement of trade debts or other claims arising in the ordinary course of business;

(9)	purchase of additional Equity Interests in CTSH for cash pursuant to the governance agreement as the same is in effect on the date of the May 1999 Senior Discount Note Indenture for aggregate cash consideration not to exceed $20.0 million since the beginning of the quarter during which the May 1999 Senior Discount Note Indenture was executed;

(10)	Investments since the date of the August 1999 Senior Note Indenture of up to an aggregate of $100.0 million (each such Investment being measured as of the date made and without giving effect to subsequent changes in value); and

(11)	other Investments in Permitted Businesses since the date of the August 1999 Senior Note Indenture not to exceed an amount equal to $10.0 million plus 10% of CCIC’s Consolidated Tangible Assets at any one time outstanding (each such Investment being measured as of the date made and without giving effect to subsequent changes in value).

“Permitted Liens” means:

(1)	Liens securing Eligible Indebtedness of CCIC under one or more Credit Facilities that was permitted by the terms of the indentures to be incurred;

(2)	Liens securing any Indebtedness of any of CCIC’s Restricted Subsidiaries that was permitted by the terms of the indentures to be incurred;

(3)	Liens in favor of CCIC;

(4)	Liens existing on the date of the August 1999 Senior Note Indenture;

(5)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(6)	Liens securing Indebtedness permitted to be incurred under clause (5) of the second paragraph of the covenant described above under the caption “—Certain covenants—incurrence of indebtedness and issuance of preferred stock”; and

(7)	Liens incurred in the ordinary course of business of CCIC or any Restricted Subsidiary of CCIC since the date of the August 1999 Senior Note Indenture with respect to obligations that do not exceed $5.0 million at any one time outstanding and that:

(a)	are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade, credit in the ordinary course of business); and

(b)	do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by CCIC or such Restricted Subsidiary.

“Permitted Refinancing Indebtedness” means any Indebtedness of CCIC or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of CCIC or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or initial accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of expenses and prepayment premiums Incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)	such indebtedness is incurred either by CCIC or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

“Principals” means Berkshire Fund III, Limited Partnership; Berkshire Fund IV, Limited Partnership; Berkshire Investors LLC; Berkshire Partners LLC; Centennial Fund IV, L.P; Centennial Fund V, L.P.; Centennial Entrepreneurs Fund V, L.P.; Nassau Capital Partners II, L.P.; and NAS Partners I, L.L.C. and any Related Party of the foregoing.

“Public Equity Offering” means an underwritten primary public offering of common stock of CCIC pursuant to an effective registration statement under the Securities Act.

“Related Party” with respect to any Principal means:

(1)	any controlling’ stockholder, 80% (or more) owned Subsidiary of such Principal; or

(2)	any trust, corporation, partnership or other entity, the beneficiaries, stockholders, members, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted, Subsidiary.

“Senior Credit Facility” means that certain Credit Agreement, dated as of March 15, 2000, by and among The Chase Manhattan Bank, Key Corporate Capital, Inc. and The Bank of Nova Scotia as agents for the several lenders and Crown Castle Operating Company and CCIC, as amended by the Amended and Restated Credit and Exchange Agreement, dated October 10, 2003, among Crown Castle Operating Company and Crown Castle International Corp. de Puerto Rico, as borrowers, CCIC, JPMorgan Chase Bank, as administrative agent, and the several lenders thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

“Significant Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that would be a “significant subsidiary” of such Person as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof, except that all references to “10 percent” in Rule 1-02(w)(1), (2) and (3) shall mean “5 percent” and that all Unrestricted Subsidiaries of CCIC shall be excluded from all calculations under Rule 1-02(w).

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Strategic Equity Investment” means a cash contribution to the common equity capital of CCIC or a purchase from CCIC of common Equity Interests (other than Disqualified Stock), in either case by or from a Strategic Equity Investor and for aggregate cash consideration of at least $50.0 million.

“Strategic Equity Investor” means a Person engaged in a Permitted Business whose Total Equity Market Capitalization exceeds $1.0 billion.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership:

(a)	the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person; or

(b)	the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Total Equity Market Capitalization” of any Person means, as of any day of determination, the sum of:

(1)	the product of:

(a)	the aggregate number of outstanding primary shares of common stock of such Person on such day (which shall not include any options or warrants on, or securities convertible or exchangeable into, shares of common stock of such person); multiplied by

(b)	the average closing price of such common stock listed on a national securities exchange or the Nasdaq National Market System over the 20 consecutive business days immediately preceding such day; plus

(2)	the liquidation value of any outstanding shares of preferred stock of such Person on such day.

“Tower Asset Exchange” means any transaction in which CCIC or one of its Restricted Subsidiaries exchanges assets for Tower Assets and/or cash or Cash Equivalents where the fair market value (evidenced by a resolution of the board of directors set forth in an officers’ certificate delivered to the trustee) of the Tower Assets and cash or Cash Equivalents received by CCIC and its Restricted Subsidiaries in such exchange is at least equal to the fair market value of the assets disposed of in such exchange.

“Tower Assets” means wireless transmission towers and related assets that are located on the site of a transmission tower.

“Tower Cash Flow” means, for any period, the Consolidated Cash Flow of CCIC and its Restricted Subsidiaries for such period that is directly attributable to site rental revenue or license fees paid to lease or sublease space on communication sites owned or leased by CCIC, all determined on a consolidated basis and in accordance with GAAP Tower Cash Flow will not include revenue or expenses attributable to non-site rental services provided by CCIC or any of its Restricted Subsidiaries to lessees of communication sites or revenues derived from the sale of assets.

“Unrestricted Subsidiary” means any Subsidiary of CCIC that is designated by the board of directors as an Unrestricted Subsidiary pursuant to a board resolution; but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	is not party to any agreement, contract, arrangement or understanding with CCIC or any Restricted Subsidiary of CCIC unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to CCIC or such Restricted Subsidiary than those that might be obtained, at the time from Persons who are not Affiliates of CCIC;

(3)	is a Person with respect to which neither CCIC nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a)	to subscribe for additional Equity Interests; or

(b)	to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of CCIC or any of its Restricted Subsidiaries; and

(5)	has at least one director on its board of directors that is not a director or executive officer of CCIC or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of CCIC or any of its Restricted Subsidiaries.

Any such designation by the board of directors shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption “—Certain covenants—Restricted payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of that Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of CCIC as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described above under the caption “—Certain covenants—Incurrence of indebtedness and issuance of preferred stock,” CCIC shall be in default of such covenant). The board of directors of CCIC may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that the designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of CCIC of any outstanding Indebtedness of such Unrestricted Subsidiary and the designation shall only be permitted if:

(1)	such Indebtedness is, permitted under the covenant described above under the caption “—Certain covenants—Incurrence of indebtedness and issuance of preferred stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and

(2)	no Default would occur or be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying:

(a)	the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof; by

(b)	the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

This section summarizes the material U.S. Federal income tax consequences to holders associated with an exchange of old notes for new notes. However, the discussion is limited in the following ways:

•	This discussion only covers you if you purchased old notes in the initial offering and you exchange such original notes for new notes pursuant to the exchange offer.

•	This discussion only covers you if you have always held your original notes, and will only hold new notes received pursuant to the exchange offer, as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of original notes or new notes. We suggest that you consult your tax advisor about the consequences of holding original notes or new notes in your particular situation.

•	The discussion is based on current U.S. Federal tax law. Changes in the law may change the tax treatment of the original notes or new notes.

•	The discussion does not cover state, local or foreign law.

•	The discussion does not apply to you if you are a “Non-U.S. Holder,” as defined below, of notes and you (a) own 10% or more of our voting stock, (b) are a “controlled foreign corporation” with respect to us, or (c) are a bank making a loan in the ordinary course of its business.

•	This summary is not binding on the Internal Revenue Service (IRS) or on the courts. We have not requested a ruling from the IRS on the tax consequences of the exchange offer or owning the new notes. As a result, the IRS could disagree with any portion of this discussion.

IF YOU ARE CONSIDERING EXCHANGING ORIGINAL NOTES FOR NEW NOTES PURSUANT TO THE EXCHANGE OFFER, WE SUGGEST THAT YOU CONSULT YOUR TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF SUCH AN EXCHANGE AND HOLDING THE NEW NOTES IN YOUR PARTICULAR SITUATION.

For purposes of this summary, a “U.S. Holder” is:

•	an individual citizen or resident alien of the United States;

•	a corporation or other entity taxable as a corporation for U.S. Federal income tax purposes that was created under U.S. law (Federal or state);

•	an estate whose world-wide income is subject to U.S. Federal income tax, regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership holds original notes or new notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding original notes or new notes, we suggest that you consult your tax advisor.

For purposes of this summary, a “Non-U.S. Holder” is a holder that is not a U.S. Holder.

Exchange offer

The consummation of the exchange offer will not be a taxable event for U.S. Federal income tax purposes. Accordingly, holders will not recognize any income, gain or loss in connection with an exchange of old notes for new notes pursuant to the exchange offer, and any such holder will have the same adjusted tax basis and holding period in the new notes as it had in the old notes, as measured immediately before the exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date, we will make available a prospectus, as amended or supplemented, meeting the requirements of the Securities Act of 1933 to any broker-dealer for use in connection with any such resale. In addition, until May 6, 2004 (90 days after the date of this prospectus), all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

VALIDITY OF SECURITIES

The validity of the securities offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

Our consolidated financial statements at December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 financial statements refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” on January 1, 2002, and a change in the method of accounting for derivative instruments and hedging activities in 2001.

$300,000,000 7.5% Senior Notes due 2013

$300,000,000 7.5% Series B Senior Notes due 2013

CROWN CASTLE INTERNATIONAL CORP.

Offer to Exchange

all Outstanding 7.5% Senior Notes due 2013 for

7.5% Senior Notes due 2013 which have been Registered

under the Securities Act of 1933

and

all Outstanding 7.5% Series B Senior Notes due 2013 for

7.5% Series B Senior Notes due 2013 which have been Registered under the Securities Act of 1933

Prospectus

February 6, 2004

Until March 17, 2004, all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.